SECURITIES
                            AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE Act of 1934

                        For the month of January, 2003.

                                ORIX Corporation
                (Translation of Registrant's Name into English)

                     3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x]   Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]          No [x]

                            Table of Documents Filed

                                                                           Page

1. English translation of unaudited interim consolidated financial information filed with the Kanto Local Finance Bureau and the Tokyo Stock Exchange.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ORIX Corporation

Date: January 17, 2003                   By /s/Masaru Hattori
                                            -----------------------------------
                                            Masaru Hattori
                                            Corporate Senior Vice President
                                            Head of the Accounting Department
                                            ORIX Corporation

                     THE CONSOLIDATED FINANCIAL INFORMATION

1. On December 24, 2002, ORIX Corporation ("the Company") filed its semi-annual financial report (hanki houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for the six months ended September 30, 2002, and financial information for the six months ended September 30, 2001 and the year ended March 31, 2002, in accordance with generally accepted accounting principles in Japan ("Japanese GAAP").

2. The unaudited consolidated balance sheet as of September 30, 2001 and unaudited statement of income, unaudited statement of shareholders' equity and unaudited per share data for the six months ended September 30, 2001 prepared in accordance with U.S. GAAP are presented in SECTION I for the convenience of the readers.

3. In preparing the consolidated financial statements in SECTION II, the Company and its subsidiaries have complied with Japanese GAAP. Significant differences between U.S. GAAP and Japanese GAAP are stated in notes of "Overview of Accounting Principles Utilized" in SECTION I.

                                   SECTION I

1.   Information on the Company

(1)  Consolidated Financial Highlights (for the Six Months Ended September 30,
     2002)
------------------------------------------------------------------------------
                                                              Millions of yen
------------------------------------------------------------------------------
Total Revenues                                                    334,728
Income before Income Taxes                                         37,996
Net Income                                                         22,763
Shareholders' Equity                                              499,726
Total Assets                                                    6,050,290

Book Value Per Share (yen)                                       5,973.44
Basic Earnings Per Share (yen)                                     272.12
Diluted Earnings Per Share (yen)                                   256.34
Shareholders' Equity Ratio (%)                                       8.26
Cash Flows from Operating Activities                               83,282
Cash Flows from Investing Activities                              119,027
Cash Flows from Financing Activities                             (345,174)
Cash and Cash Equivalents at End of Period                        210,875
Number of Employees                                                11,859
------------------------------------------------------------------------------
  (Note) Consumption tax is excluded from the stated amount of total revenues.

(2)  Overview of Activities

 ORIX's domestic operations principally are as follows:

       Corporate finance                   -- centers on direct
                                              financing leases and installment
                                              loans, other than real estate
                                              loans, to corporate customers as
                                              well as the sale of a variety of
                                              financial products and other fee
                                              business

       Equipmentoperating leases           -- principally comprise the rental
                                              of precision measuring equipment
                                              and personal computers to
                                              corporate customers as well as the
                                              automobile rental operations

       Real estate-related finance         -- encompasses real estate loans to
                                              corporate customers, housing
                                              loans to individuals, loan
                                              servicing, commercial
                                              mortgage-backed securities and
                                              REITs

       Real estate                         -- consists principally of
                                              condominium development and
                                              office rental activities as well
                                              as the operation of such
                                              facilities as hotels, employee
                                              dormitories and training
                                              facilities

       Life insurance                      -- consists  of direct and  agency
                                              life  insurance  sales and
                                              related activities

       Other                               -- encompasses securities
                                              transactions, venture capital
                                              operations, consumer card loan
                                              operations and other businesses

 ORIX also operates the following operations in foreign countries:

       The Americas                        -- direct financing leases, corporate
                                              lending, securities investment,
                                              commercial mortgage-backed
                                              securities related business and
                                              real estate development

       Asia and Oceania                    -- direct financing leases, operating
                                              leases for precision measuring
                                              equipment and transportation
                                              equipment, corporate lending and
                                              securities investment

       Europe                              -- centers on aircraft operating
                                              leases,  corporate loans and
                                              securities investments

     For the six months ended September 30, 2002, no significant change was in these principal operations as described above. The change of principal related companies is mentioned in (3) Change of Principal Related Companies.

(3)  Change of Principal Related Companies
   Change of principal related companies for the six months ended September 30, 2002 is as follows:

   Addition:

   The Company purchased and consolidated the following corporation in July 2002 with the intention of expanding domestic leasing operations.
       Company Name                      Nittetsu Lease Co., Ltd
       Location                          Koto-ku, Tokyo
       Capital                           (Y)4,000 million
       Main Business                     General Leasing
       ORIX Ownership                    90%
       Relation                          ORIX send interlocking directors to
                                         Nittetsu Lease Co., Ltd

   Deletions:

     There were no deletions during the six months ended September 30, 2002.

(4)  Number of Employees
The following table is total of number of employees in the Company and its subsidiaries as of September 30, 2002:

--------------------------------------------------------------------------------
             Segment name                                   Number of employees
-------------------------------------------------------------------------------
Corporate finance                                                    3,411
Equipment operating leases                                           1,346
Real estate-related finance                                            538
Real estate                                                          1,065
Life insurance                                                         490
Other                                                                  964
                                                                       ---
         Domestic operations subtotal                                7,814
                                                                     -----
The Americas                                                           819
Asia and Oceania                                                     2,094
Europe                                                                 168
                                                                       ---
         Foreign operations subtotal                                 3,081
                                                                     -----
Other administration sections                                          964
                                                                       ---
Total                                                               11,859
                                                                    ======
--------------------------------------------------------------------------------

2.   Financial Results

(1)  Six Months Ended September 30, 2002
Economic Environment

     As indicated by the instability in the stock markets, there was much uncertainty in the U.S. economy in the six months ended September 30, 2002. Although the Asian economy experienced a slowdown in exports to the U.S., its economy performed relatively well.

     On the other hand, the Japanese economy experienced difficulties due to corporate bankruptcies and restructuring, in addition to a high level of unemployment and a sharp fall in stock prices. The authorities have voiced their intention of finding some ways of overcoming deflation, but the future remains uncertain.

Financial Highlights:
Income before Income Taxes        (Y)37,996 million  (up 2% year on year)
Net Income                        (Y)22,763 million  (up 14% year on year)
Earnings Per Share (Basic)                (Y)272.12  (up 11% year on year)
Earnings Per Share (Diluted)              (Y)256.34  (up 9% year on year)
Book Value Per Share                    (Y)5,973.44
ROE                                            9.1%  (September 30, 2001: 8.7%)
ROA                                           0.73%  (September 30, 2001: 0.69%)


Revenues: (Y)334,728 million (up 1% year on year)

     "Interest on loans and investment securities" grew due to an increase in the balance of housing loans and consumer card loans. However, "life insurance premiums and related investment income" decreased by (Y)14 billion due to the emphasis on profitability over revenue growth. As a result, revenues were up 1% year on year to (Y)334,728 million.

Expenses: (Y)300,093 million (up 2% year on year)

     Efficient fund procurement from the capital markets and a drop in life insurance revenues resulted in lower "interest expense" and "life insurance costs." On the other hand, "selling, general and administrative expenses" increased due to acquisitions that were made in the second half of the last fiscal year. In addition, the carrying value of a golf course was written down under "write-downs of long-lived assets" because the expected cash flows from the course decreased against the backdrop of lower market prices for golf memberships. As a result, expenses increased slightly by 2% year on year to
(Y)300,093 million.

Net Income:(Y)22,763 million (up 14% year on year)

     While operating income was down by 8% year on year, it was offset by a gain in "equity in net income (loss) of and gain (loss) on sale of affiliates" compared with a loss in the previous fiscal year combined with recognition of
(Y)1,937 million due to "cumulative effect of a change in accounting principle" resulted in a 14% rise in net income year on year to (Y)22,763 million due to the adoption of FASB Statement No. 141 ("Business Combinations") on April 1, 2002.

Operating Assets: (Y)5,302.7 billion

     Assets increased in areas related to corporate real estate-related finance and the consumer card loan operations and an increase in the balance of direct financing leases due to acquisitions. However, an overall reduction in the balance of operating assets was achieved through the listing and sale of units of a real estate investment trust (J-REIT), which reduced "other operating assets", the securitization of direct financing lease and loan assets and the reduction in the investment in securities in the life insurance operations. As a result, operating assets were (Y)5,302.7 billion.

Segment Information ("Profits" refer to income before income taxes)

Domestic Operations

Corporate Finance:

     Segment profits were up 3%, or (Y)656 million, compared to the six months ended September 30, 2001 to (Y)24,500 million. Both an average balance of operating assets and revenues were up as a result of acquisitions. In addition, the automobile leasing operations also enjoyed higher profits.

Equipment Operating Leases:

     Segment profits were (Y)2,979 million compared to (Y)5,359 million in the six months ended September 30, 2001. The automobile rental operations performed well, but the rental of precision measuring equipment continued to suffer from the sluggishness in information technology-related industries.

Real Estate-Related Finance:

     Segment profits jumped to (Y)9,910 million from (Y)403 million in the six months ended September 30, 2001 due to the continued strong contribution from corporate non-recourse loans, the acquisition of some housing loans in the second half of the last fiscal year, and proceeds from the first quarter listing and sale of a J-REIT.

Real Estate:

     Although the condominium development continued to perform strongly and gains were made from the sale of real estate properties, this segment experienced a loss of (Y)8,807 million compared with a profit of (Y)3,433 million in the six-month period ended September 30, 2002 due to a (Y)14,665 million write-down of a golf course.

Life Insurance:

     Segment profits came in at (Y)2,976 million compared to (Y)4,236 million in the six months ended September 30, 2001 ((Y)5,764 million for the fiscal year ended March 31, 2002). Segment profits were lower this half as a large contribution from the sale of securities was concentrated in the first half of the previous fiscal year.

Other:

     Segment profits jumped to (Y)6,926 million compared to (Y)2,505 million in the six months ended September 30, 2001 thanks to the increase in the balance of consumer card loans as well as a contribution from the securitization of loans in the card loan business.


Foreign Operations

The Americas:

     While still profitable, the commercial mortgage-backed securities business in the United States posted lower earnings. In addition, the "provision for doubtful receivables and possible loan losses" and the "write-downs of securities" of high yield and other bonds necessitated by the instability of the U.S. economy resulted in a segment loss of (Y)1,027 million compared to a segment loss of (Y)90 million in the six months ended September 30, 2001.

Asia and Oceania:

     The corporate lending and automobile leasing operations performed well resulting in an increase in "segment profits" to (Y)4,314 million compared to
(Y)3,498 million in the six months ended September 30, 2001.

Europe:

     While the sale of investment securities contributed to profit in the six months ended September 30, 2001, no such gains were made in the first half of this fiscal year. This combined with the decrease in assets for the six months ended September 30, 2002 resulted in a segment loss of (Y)610 million compared to a "segment profit" of (Y)1,521 million in the same period of the previous year.

(2)  Summary of Cash flow (Six Months Ended September 30, 2002)
     "Cash and cash equivalents" decreased by 40.6% or (Y)143,873 million to
     (Y)210,875 million compared to March 2002.

     "Cash flows from operating activities" were (Y)83,282 million, mainly consisting of "net income" and (Y)57,229 million of "depreciation and amortization".

     "Cash flows from investing activities" were (Y)119,027 million, due to inflows associated with "proceeds from sales of available-for-sale securities" and "sales of subsidiaries, net of cash disposed" despite the outflows from an increase in "installment loans".

     (Y)345,174 million was used in "cash flows from financing activities," due to the repayment of commercial paper and debt.

     Please note that a "consolidated statement of cash flows" was not prepared for the six months ended September 30, 2001 and no comparisons were made regarding the cash flows for operating, investing and financing activities for that period.

(Note) Consumption tax is excluded from the stated amount as described above.

3.   Operating Results

(1)  Earnings Summary

     Total revenues and profit (loss) by segment at September 30, 2002 are as follows:

                                                         Millions of yen
                                                         ---------------
                                                     Total      Segment profit
                                                   revenues        (loss)
                                                   --------        ------
Domestic Operations:
     Corporate finance                              64,544         24,500
     Equipment operating leases                     32,967          2,979
     Real estate-related finance                    25,703          9,910
     Real estate                                    45,314         (8,807)
     Life insurance                                 71,832          2,976
     Other                                          27,159          6,926
                                                    ------          -----
          Subtotal                                 267,519         38,484
                                                   -------         ------

Foreign Operations:
     The Americas                                   27,275         (1,027)
     Asia and Oceania                               27,579          4,314
     Europe                                          5,833           (610)
                                                     -----           ----
         Subtotal                                   60,687          2,677
                                                    ------          -----

Difference between Segment Total and
Consolidated Amounts                                 6,522         (3,165)
                                                     -----         ------

Consolidated Amounts                               334,728         37,996
                                                   =======         ======
-------------------------------------------------------------------------------

(2)  New Business Volumes

     New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the six months ended September 30, 2002 are as follows:

-------------------------------------------------------------------------------
                                                            Millions of yen
-------------------------------------------------------------------------------
Direct Financing Leases:
     New receivables added                                       563,596
     New equipment acquisitions                                  507,941
Installment Loans:
     New loans added                                             675,208
Operating Leases:
     New equipment acquisitions                                   61,526
Investment in Securities:
     New securities added                                         95,228
Other Operating Assets:
     New assets added                                             50,559
-------------------------------------------------------------------------------

(3)  Operating Assets
   Operating assets by segment at September 30, 2002 are as follows:
-------------------------------------------------------------------------------
                                                                    Composition
                                                 Millions of yen       ratio
                                                 ---------------       -----
Domestic Operations:
     Corporate finance                             1,981,237           37.4%
     Equipment operating leases                      142,964            2.7
     Real estate-related finance                     908,115           17.1
     Real estate                                     289,919            5.5
     Life insurance                                  570,983           10.8
     Other                                           372,273            7.0
                                                     -------
          Subtotal                                 4,265,491           80.5
                                                   ---------

Foreign Operations:
     The Americas                                    713,300           13.5
     Asia and Oceania                                431,966            8.1
     Europe                                           86,024            1.6
                                                      ------
          Subtotal                                 1,231,290           23.2
                                                   ---------

Difference between Segment Total and
Consolidated Amounts                                (194,055)          (3.7)

Consolidated Amounts                               5,302,726          100.0%
                                                   =========
-------------------------------------------------------------------------------

4.   Overview of Facilities

(1)  Facilities for Rent
(a)  New equipment acquisitions
   In association with operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were (Y)61,526 million for the six months ended September 30, 2002.

(b)  Details of Facilities for Rent

Details of facilities for rent at September 30, 2002 are as follows:

                                                                     Composition
                                                Millions of yen         ratio
                                                ---------------         -----
Transportation equipment                                274,123           41.2%
Measuring equipment and personal computers              145,002           21.8
Real estate and other                                   246,314           37.0
                                                        -------           ----
   Subtotal                                             665,439          100.0%
Accumulated depreciation                               (220,855)           --
                                                       --------          ------
  Net                                                   444,584            --
                                                        =======          ======
-------------------------------------------------------------------------------
(Note) "Investment in Operating Leases" in the consolidated balance sheets includes rental receivables of (Y)15,519 million at September 30, 2002.

(c)  Plans for acquisition and disposal of facilities

   For the six months ended September 30, 2002, there were no acquisition and disposal of facilities, which were planned in the previous fiscal year.

(2)  Office Facilities

(a)  Overview of Facilities Not for Rent

 The Company and its subsidiaries own the following facilities.
   Head-office building
   Facilities for rationalizing clerical work and welfare
   Golf course
   Training institute

(b)  Significant Change of Facilities Not for Rent

   For the six months ended September 30, 2002, a subsidiary wrote down Kimisarazu Golf Links (golf course) to its fair value under the provisions of FASB Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets") and recognized a valuation loss in amount of (Y)14,665 million as "Write-downs of Long-Lived Assets".

(c)  Status for acquisition and disposal of office facilities

   There were no acquisition and disposal plans of office facilities.

5.   Information of Stocks

(1)  Information of Outstanding Shares, Common Stock and Additional Paid-in
     Capital

   The information of outstanding shares, common stock and additional paid-in capital during the six months ended September 30, 2002 is as follows:

------------------------------------------------------------------------------------------------
   In thousands                       Millions of yen
-------------------------   ----------------------------------------------------
   Number of                                                Additional
outstanding shares                  Common stock          paid-in capital
------------------------    ------------------------   ------------------------
                September                  September                  September
Increase, net   30, 2002   Increase, net   30, 2002    Increase, net   30, 2002      Remarks
-------------   --------   -------------   --------    -------------   --------      -------
           15    84,319               53    51,908                61     68,731     Exercise of
                                                                                       stock
                                                                                   acquisition
                                                                                      rights
------------------------------------------------------------------------------------------------
Note: Additional-paid in capital represented as the above is based on Japanese
      GAAP.

(2)  List of Major Shareholders

The following is a list of major shareholders as of September 30, 2002:
-------------------------------------------------------------------------------
                       Name                            Number of   Percentage of
---------------------------------------------------   shares held   total shares
                     Address                         (in thousands)    issued
-------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd. (Trust Account)
1-8-11, Harumi, Chuo-ku, Tokyo                              8,171        9.69%

The Master Trust Bank of Japan, Ltd. (Trust Account)
2-11-3, Hamamatsu-cho, Minato-ku, Tokyo                     5,666        6.72

The Chase Manhattan Bank, N.A. London SL Omnibus Account
WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD,ENGLAND      4,821        5.72

State Street Bank and Trust Company
P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A                3,290        3.90

UFJ Trust Bank Limited (Trust Account A)
1-4-3, Marunouchi, Chiyoda-ku, Tokyo                        3,195        3.79

Boston Safe Deposit BSDT, Treaty Clients Omnibus
31 SAINT JAMES AVENUE BOSTON, MASS 02116 U.S.A              2,963        3.51

The Chase Manhattan Bank, N.A. London
WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD,ENGLAND      2,237        2.65

Nippon Life Insurance Company
1-2-2, Yuraku-cho, Chiyoda-ku, Tokyo                        1,534        1.82

UFJ Bank Limited
3-21-24, Nishiki, Naka-ku, Nagoyashi                        1,408        1.67

Nichimen Corporation
4-1-23, Shiba, Minato-ku, Tokyo                            1,200         1.42
- - ---                                                    -----         ----
Total                                                     34,488        40.90%
                                                          ======        =====
-------------------------------------------------------------------------------
Notes:
(a) The number of shares held in relation to Trust businesses are given on the list of shareholders.
(b) Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International, Inc. and Capital International S.A jointly filed a report under Japanese regulation on August 30, 2002 that shows their holding shares of the Company as of August 26, 2002. The following is the information and those are not included in the list of major shareholders as of September 30, 2002 because we could not confirm it substantially from the list of shareholders as of September 30, 2002.

-------------------------------------------------------------------------------
                                                    Number of      Percentage of
                 Name                              shares held      total shares
                                                  (in thousands)     in issued
-------------------------------------------------------------------------------
Capital Research and Management Company                    673            0.80%
Capital Guardian Trust Company                           5,380            6.38
Capital International Limited                              663            0.79
Capital International, Inc.                              1,668            1.98
Capital International S.A.                                  46            0.05
                                                            --            ----
Total                                                    8,433           10.01%
                                                         =====           =====
-------------------------------------------------------------------------------
On October 7, 2002, these companies filed a report that the number of shares held was changed to 9,285 thousand shares (11.01% of total issued shares).

6.   Financial Information

(1)  Condensed Consolidated Balance Sheets (Unaudited)

---------------------------------------------------------------------------------------------------------
                                                          September 30, 2002       September 30, 2001
                                                       --------------------------------------------------
Assets                                                  Millions of Composition  Millions of Composition
                                                            yen        ratio         yen        ratio
                                                       --------------------------------------------------

Cash and Cash Equivalents                                   210,875       3.5%       201,244       3.4%
Restricted Cash and Cash Equivalents                         20,936       0.3         22,694       0.4
Time Deposits                                                 1,229       0.0          8,727       0.1
Investment in Direct Financing Leases                     1,669,623      27.6      1,821,868      30.4
Installment Loans                                         2,326,189      38.4      1,996,542      33.3
Allowance for Doubtful Receivables on
   Direct Financing Leases and Possible Loan Losses        (136,961)     (2.3)      (145,856)     (2.5)
Investment in Operating Leases                              460,103       7.6        468,841       7.8
Investment in Securities                                    717,500      11.9        972,816      16.2
Other Operating Assets                                      129,311       2.1        130,409       2.2
Investment in Affiliates                                    102,271       1.7         59,491       1.0
Other Receivables                                           132,047       2.2         94,181       1.5
Advances                                                    175,917       2.9        144,352       2.4
Prepaid Expenses                                             42,157       0.7         35,215       0.6
Office Facilities                                            76,879       1.3         78,282       1.3
Other Assets                                                122,214       2.1        113,209       1.9
                                                       ------------             ------------
       Total                                              6,050,290     100.0%     6,002,015     100.0%
                                                       ============             ============
---------------------------------------------------------------------------------------------------------



                                      11


(1)Condensed Consolidated Balance Sheets (Unaudited)  (Continued)

---------------------------------------------------------------------------------------------------------
                                                          September 30, 2002       September 30, 2001
                                                       --------------------------------------------------
Liabilities and Shareholders' Equity                    Millions of Composition  Millions of Composition
                                                            yen        ratio         yen        ratio
                                                       --------------------------------------------------

Short-Term Debt                                           1,397,228      23.1%     1,596,936      26.6%
Deposits                                                    266,446       4.4        207,810       3.5
Trade Notes and Accounts Payable                            219,601       3.6        247,945       4.1
Accrued Expenses                                             88,785       1.5         78,382       1.3
Policy Liabilities                                          601,815      10.0        598,871      10.0
Income Taxes                                                145,791       2.4        144,444       2.4
Deposits from Lessees                                        69,241       1.1         68,190       1.1
Long-Term Debt                                            2,761,657      45.6      2,604,290      43.4
                                                       --------------
                                                                                --------------
       Total Liabilities                                  5,550,564      91.7      5,546,868      92.4
                                                       --------------           --------------

Common Stock                                                 51,908       0.9         41,980       0.7
Additional Paid-in Capital                                   69,877       1.1         60,185       1.0
Retained Earnings:
     Legal reserve                                            2,220       0.0          2,220       0.0
     Retained earnings                                      421,684       7.0        379,942       6.3
                                                       --------------           --------------
     Subtotal                                               423,904       7.0        382,162       6.3
                                                       --------------           --------------
Accumulated Other Comprehensive Loss:
     Net unrealized gains
     on investment in securities                              4,824       0.1         21,593       0.4
     Minimum pension liability adjustments                   (5,826)     (0.1)        (4,489)     (0.1)
     Foreign currency translation adjustments               (27,918)     (0.5)       (29,315)     (0.5)
      Net unrealized loss on derivative instruments          (8,880)     (0.1)        (8,694)     (0.1)
                                                       --------------           --------------
     Subtotal                                               (37,800)     (0.6)       (20,905)     (0.3)
                                                       --------------           --------------
Treasury Stock, at cost                                      (8,163)     (0.1)        (8,275)     (0.1)
                                                       --------------           --------------
       Shareholders' Equity                                 499,726       8.3        455,147       7.6
                                                       --------------           --------------
       Total                                              6,050,290     100.0%     6,002,015     100.0%
                                                       ==============           ==============
---------------------------------------------------------------------------------------------------------

(2)Condensed Consolidated Statements of Income (Unaudited)

----------------------------------------------------------------------------------------------------------
                                                        The six months ended    The six months ended
                                                          September 30, 2002      September 30, 2001
                                                       --------------------------------------------------
                                                        Millions of Percentage    Millions of  Percentage
                                                            yen                      yen
                                                       --------------------------------------------------
Revenues:
   Direct financing leases                                       63,479                  58,527
   Operating leases                                              61,079                  58,643
   Interest on loans and investment securities                   64,041                  56,758
   Brokerage commissions and gains
   On investment securities                                       7,927                   8,496
   Life insurance premiums
   and related investment income                                 71,832                  85,912
   Residential condominium sales                                 29,742                  33,019
   Interest income on deposits                                      312                   1,010
   Other operating revenues                                      36,316                  30,178
                                                         --------------          ---------------
       Total revenues                                           334,728  100.0%         332,543   100.0%
                                                         --------------          ---------------

Expenses:
   Interest expense                                              36,704                  49,976
   Depreciation - operating leases                               38,853                  37,383
   Life insurance costs                                          64,424                  78,929
   Costs of residential condominium sales                        25,712                  27,536
   Other operating expenses                                      18,149                  14,304
   Selling, general and administrative expenses                  69,829                  58,259
   Provision for doubtful receivables
     and possible loan losses                                    24,967                  20,188
   Write-downs of long-lived assets                              14,665                   1,386
   Write-downs of securities                                      5,742                   7,251
   Foreign currency transaction loss, net                         1,048                    (297)
                                                         --------------          ---------------
       Total expenses                                           300,093  89.7           294,915   88.7
                                                         --------------          ---------------
Operating Income.                                                34,635  10.3            37,628   11.3
                                                          --------------         ---------------
Equity in Net Income (Loss) of
   and Gain (Loss) on Sales of Affiliates                         3,361   1.0              (428)  (0.1)
                                                          --------------          ---------------
Income before Income Taxes                                       37,996  11.3            37,200   11.2
                                                          --------------          ---------------
Provision for Income Taxes                                       17,170   5.1            17,297    5.2
                                                          --------------          ---------------
Income before Cumulative Effect of a Change in
   Accounting Principle                                          20,826   6.2            19,903    6.0
                                                          --------------          ---------------
Cumulative Effect of a Change
   in Accounting Principle                                        1,937   0.6             133      0.0
                                                          --------------          ---------------
Net Income                                                       22,763    6.8%          20,036    6.0%
                                                          ==============          ===============

----------------------------------------------------------------------------------------------------------
Per Share Data (Unaudited)
----------------------------------------------------------------------------------------------------------
                                                                                  The six       The six
                                                                                   months       months
                                                                                   ended         ended
                                                                                 September     September
                                                                                  30, 2002     30, 2001
                                                                                ------------- ------------
                                                                                    Yen           Yen
                                                                                ------------- ------------
Earnings per share-Basic:
     Income before cumulative effect of a change in accounting principle             248.97       243.54
     Cumulative effect of a change in accounting principle                            23.15         1.63
     Net income                                                                      272.12       245.17

Earnings per share-Diluted:
     Income before cumulative effect of a change in accounting principle             234.58       233.95
     Cumulative effect of a change in accounting principle                            21.76         1.56
     Net income                                                                      256.34       235.51
----------------------------------------------------------------------------------------------------------

(3) Condensed Consolidated Statements of Shareholders' Equity (Unaudited)

---------------------------------------------------------------------------------------------------------
                                                                              Millions of yen
                                                                    -------------------------------------
                                                                     Six months ended   Six months ended
                                                                    September 30, 2002 September 30, 2001
                                                                    ------------------ -------------------
Common Stock:
   Beginning balance                                                          51,854             41,820
   Issuance during the year                                                       54                160
                                                                    ------------------ -------------------
   Ending balance                                                             51,908             41,980
                                                                    ------------------ -------------------
Additional Paid-in Capital:
   Beginning balance                                                          69,823             59,885
   Issuance during the year and other increase, net                               54                300
                                                                    ------------------ -------------------
   Ending balance                                                             69,877             60,185
                                                                    ------------------ -------------------
Legal Reserve:
   Beginning balance                                                           2,220              2,090
   Transfer from retained earnings                                                 -                130
                                                                    ------------------ -------------------
   Ending balance                                                              2,220              2,220
                                                                    ------------------ -------------------
Retained Earnings:
   Beginning balance                                                         400,175            361,262
   Cash dividends                                                             (1,254)            (1,226)
   Transfer to legal reserve                                                       -               (130)
   Net income                                                                 22,763             20,036
                                                                    ------------------ -------------------
   Ending balance                                                            421,684            379,942
                                                                    ------------------ -------------------
Accumulated Other Comprehensive Loss:
   Beginning balance                                                         (13,440)             4,552
      Net decrease in net unrealized gains on investment in
        securities                                                            (9,932)           (12,751)
   Net decrease in minimum pension liability adjustments                       1,008                195
   Net decrease in cumulative translation adjustments                        (13,118)            (4,207)
      Net increase in net unrealized losses on derivative instruments         (2,318)            (8,694)
                                                                    ------------------ -------------------
   Ending balance                                                            (37,800)           (20,905)
                                                                    ------------------ -------------------
Treasury Stock:
   Beginning balance                                                          (8,124)            (8,286)
   (Increase) decrease, net                                                      (39)                11
                                                                    ------------------ -------------------
   Ending balance                                                             (8,163)            (8,275)
                                                                    ------------------ -------------------
Total Shareholders' Equity:
   Beginning balance                                                         502,508            461,323
   Decrease, net                                                              (2,782)            (6,176)
                                                                    ------------------ -------------------
   Ending balance                                                            499,726            455,147
                                                                    ================== ===================
Summary of Comprehensive Loss:
   Net income                                                                 22,763             20,036
   Other comprehensive loss                                                  (24,360)           (25,457)
                                                                    ------------------ -------------------
   Comprehensive loss                                                         (1,597)            (5,421)
                                                                    ================== ===================
----------------------------------------------------------------------------------------------------------

(4) Condensed Consolidated Statement of Cash Flows
      For the six months ended September 30, 2002 (Unaudited)

-------------------------------------------------------------------------------
                                                               Millions of yen
                                                            -------------------
Cash Flows from Operating Activities:
  Net income                                                           22,763
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                      57,229
   Provision for doubtful receivables and possible loan losses        24,967
   Decrease in policy liabilities                                       (849)
   Gains on securitization                                            (3,665)
   Equity in net income of and gain on sales of affiliates            (3,361)
   Gains on sales of available-for-sale securities                    (4,204)
   Write-downs of long-lived assets                                   14,665
   Write-downs of securities                                           5,742
   Increase in restricted cash and cash equivalents                   (1,034)
   Increase in other operating assets held for sales, including
     advance payments                                                (13,648)
   Increase in prepaid expenses                                       (3,853)
   Decrease in accrued expenses                                         (195)
   Increase in deposit from lessees                                    1,148
   Other, net                                                        (12,423)
                                                                    ------------
               Net cash provided by operating activities              83,282
                                                                    ------------

Cash Flows from Investing Activities:
   Purchases of lease equipment, including advance payments         (465,874)
   Principal payments received under direct financing leases         389,630
   Net proceeds from securitization of lease and loan receivables     92,803
   Installment loans made to customers                              (622,872)
   Principal collected on installment loans                          532,142
   Proceeds from sales of operating lease assets                      32,474
   Investment in and dividends received from affiliates, net            (902)
   Purchases of available-for-sale securities                        (67,406)
   Proceeds from sales of available-for-sale securities              144,800
   Maturities of available-for-sale securities                        54,256
   Purchases of other securities                                     (20,941)
   Proceeds from sales of other securities                            17,759
   Purchases of other operating assets                                (1,067)
   Proceeds from sales of other operating assets                      14,830
   Acquisitions of subsidiaries, net of cash acquired                (10,607)
   Sales of subsidiaries, net of cash disposed                        37,018
   Other, net                                                         (7,016)
                                                                    -----------
               Net cash provided by investing activities             119,027
                                                                    -----------

(Continued)
-------------------------------------------------------------------------------
                                                               Millions of yen
                                                            -------------------
Cash Flows from Financing Activities:
   Repayment of short-term debt, net                                 (41,950)
   Repayment of commercial paper, net                               (282,590)
   Proceeds from long-term debt                                      370,233
   Repayment of long-term debt                                      (425,885)
   Net increase in deposits due to customers                          41,203
   Issuance of common stock                                              108
   Dividends paid                                                     (1,254)
   Net decrease in call money                                         (5,000)
   Other, net                                                            (39)
                                                                    -----------
               Net cash used in financing activities                (345,174)
                                                                    -----------

Effect of Exchange Rate Changes on Cash and Cash Equivalents          (1,008)
                                                                    -----------
Net Decrease in Cash and Cash Equivalents                           (143,873)
Cash and Cash Equivalents at Beginning of Period                     354,748
                                                                    -----------
Cash and Cash Equivalents at End of Period                           210,875
                                                                    ===========
--------------------------------------------------------------------------------

   The accompanying notes to consolidated financial statement are an integral part of this statement.


Notes To Consolidated Financial Statements

1.   Overview of Accounting Principles Utilized

     In preparing the accompanying consolidated financial statements, ORIX Corporation ("the Company") and its subsidiaries have complied with requirements of accounting principle, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America ("U.S. GAAP"), modified for the accounting for stock splits (see Note 2 (k)).

     Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

     Significant differences between U.S. GAAP and generally accepted accounting principles in Japan ("Japanese GAAP") are as follows:

(a)  Direct financing leases

     Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for ORIX's lease transaction as a financing ("direct financing leases"). Certain direct lease origination costs ("initial direct costs") are being deferred and amortized over the lease term as a yield adjustment.

     Under Japanese GAAP, financing leases are accounted for as an ordinary sale in principle, while financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

     Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"). Under Japanese GAAP, in the case of accounting for financing leases in the same manner as operating leases, the securitization is accounted as a financing transaction secured by the future lease payments.

(b)  Origination cost on installment loans

     Under U.S. GAAP, certain loan origination costs are being deferred and amortized over the loan term using the interest method.

     On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c)  Depreciation of operating leases properties

     Under U.S. GAAP, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line method.

     On the other hand, Japanese GAAP allows that operating assets are depreciated using either constant percentage method or straight-line method.

(d)  Impairment of long-lived assets

     Under U.S. GAAP, long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

     It is expected that a similar accounting principal will be adopted in Japan.

(e)  Accounting for life insurance operations

     Based on FASB Statement No. 60 ("Accounting and Reporting by Insurance Enterprises"), certain costs associated with writing insurances ("deferred policy acquisition costs") are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

     In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(f)  Derivative Financial Instruments and Hedging

     In principal, under both U.S. GAAP and Japanese GAAP, derivative instruments are carried at fair value with changes included in the current period income or loss unless certain hedge accounting criteria are met. The accounting treatment for hedging differs between U.S. GAAP and Japanese GAAP (see Note 2 (i)).

     Under U.S. GAAP, hedging relationships must be designated individually, and accounting treatment differs between fair value hedge and cash flow hedge.

     On the other hand, Japanese GAAP allows the changes in fair value of hedging instruments to be deferred until the hedging relationship ceases, if derivative instruments are used for hedging purposes either as fair value hedge or cash flow hedge and meet certain hedging criteria.

     In addition, for the leasing industry, if hedging relationships designated before March 2001 are effective in total, these transactions can be accounted for as hedging under deferral hedging accounting treatment on condition that the relationships meet certain hedging criteria.

     In connection with the accounting treatment of conversion options, under U.S. GAAP, conversion options are bifurcated from the convertible bonds and are recorded as stand-alone derivative contracts. On the other hand, under Japanese GAAP, convertible bonds are required to be accounted for ordinary bonds.

(g)  Accounting for business combinations, goodwill and other intangible assets

     Under U.S. GAAP, all business initiated combinations after June 30, 2001 are accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed.

     Goodwill and intangible assets that have indefinite useful lives are not amortized and tested at least annually for impairment.

     Under Japanese GAAP, goodwill is amortized over appropriate period within twenty years.

(h)  Accounting for Pension Plans

     Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No.87 ("Employer's Accounting for Pensions") and recorded pension costs based on amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs. A corresponding amount is recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance is recorded as a component of accumulated other comprehensive income, net of tax.

     Under U.S. GAAP, unrealized net actuarial loss is amortized using a corridor test. But under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

(i)  Accounting for debt discounts and expenses

     U.S. GAAP requires that a bond, offset by debt discount and expenses, is recorded as liability in the statements of financial position. U.S. GAAP also requires that the amortization of debt discounts and expenses is computed using the interest method over the redemption term.

     In general, a bond is recorded at face value under Japanese GAAP. Also, debt discounts and expenses are deferred and amortized using the straight-line method from the effective date to the redemption date.

(j)  Segment Information

     In accordance with FASB Statement No. 131 ("Disclosure about Segment of an Enterprise and Related information"), segment financial information based on that which is regularly used by management for evaluating segment performance and deciding how to allocate .

     Japanese GAAP requires disclosure of the information according to kind on the enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer's location.

(k)  Classification in Consolidated Statement of Cash Flows

     Classification in the statement of cash flows under U.S. GAAP is based on FASB Statement No. 95 ("Statement of Cash Flows"), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in "Cash Flows from Investing Activities" in U.S. GAAP while they are classified as "Cash Flows from Operating Activities" in Japanese GAAP.

     In addition, net proceeds from securitization of lease receivables are accounted for as a sale, and loan receivables are classified as "Cash Flows from Investing Activities" in U.S. GAAP, while net proceeds from securitization of lease receivables and its repayments are included in "Cash Flows from Financing Activities", and net proceeds from securitization of loan receivables are classified as "Cash Flows from Operating Activities" under Japanese GAAP.

2.   Significant Accounting and Reporting Policies

(a)  Principles of consolidation
     The consolidated financial statements include the accounts of the Company and all of its subsidiaries, and investments in affiliates are accounted for by using the equity method.

     Subsidiaries with closing dates different from that of the Company close their books with necessary adjustments for consolidation purpose at the closing date.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)  Use of estimates
     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and possible loan losses (see (f)), the determination of impairment of investment in securities (see (g)), the determination of impairment of long-lived assets and goodwill (see (t)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see(e)).

(c)  Foreign currencies translation
     The Company and its subsidiaries maintain their accounting records in their functional currency.

     Transactions in foreign currencies are recorded in the entity's functional currency based on the prevailing exchange rates on the transaction date.

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive loss in shareholders' equity are from the translation of foreign currency financial statements into Japanese yen.

(d)  Recognition of revenues
     Direct financing leases--Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Initial direct costs are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct finance lease origination cost is computed using the interest method.

     Installment loans--Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees ("loan origination costs, net"), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan's yield using the interest method. Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

     Non-accrual policy--Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due 180 days or more, or earlier, if management believes their collectibility is doubtful.

     Operating leases--Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

     Brokerage commissions and gains on investment securities--Brokerage commissions and gains on investment securities are recorded on a trade date basis.

(e)  Insurance premiums and expenses
     Premium income from life insurance policies are recognized as earned premiums when due.

     Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

     FASB Statement No. 60 ("Accounting and Reporting by Insurance Enterprises") requires insurance companies to defer certain costs associated with writing insurances ("deferred policy acquisition costs") and amortize over the respective policy periods in proportion to anticipated premium revenue. Amortizations charged to income for the six months ended September 30, 2002 amounted to (Y)5,894 million.

(f) Allowance for doubtful receivables on direct financing leases and possible loan losses
     The allowance for doubtful receivables on direct financing leases and possible loan losses is maintained at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

     Developing the allowance for doubtful receivables on direct financing leases and possible loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are evaluated based on the present value of expected future cash flows and the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

     Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(g)  Investment in securities
     Trading securities are reported at fair value with unrealized gains and losses included in income.

     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. In principle, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than one year or if there has been a significant deterioration in a bond issuer's credit rating, an issuer's default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained below the carrying value for twelve months, the decline in the market value of a security is based on economic conditions and not just general declines in equity markets and where it is considered unlikely that the market value of the security will recover in the next twelve months. However, if the Company and its subsidiaries have a significant long-term business relationship with the investee, management considers the probability of the market value recovering within the following twelve months. As part of this review, the investee's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income.

     Held-to-maturity securities are recorded at amortized cost.

(h)  Securitized assets
     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized are sold to special-purpose entities that issue asset-backed securities to the investors. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and gains on investment securities.

     Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment.

     Fair values are estimated based on estimated future cash flows, factoring in expected credit loss, and discounted at a market rate of interest.

(i)  Derivative financial instruments
     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts used for hedging activities. All derivatives are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in net unrealized losses on derivative instruments, which is a part of accumulated other comprehensive income (loss) and recognized in the statements of income when the hedged item affects earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. Derivative transactions that do not qualify as hedge are carried at fair value with changes in value included currently in earnings. Realized and unrealized gains or losses in instruments that hedge net capital exposures are recorded in shareholders' equity as foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). Trading instruments used for trading purposes are recorded at fair value, realized and unrealized gains and losses are recognized in brokerage commissions and gains on investment securities.

(j)  Income taxes
     The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate to be applicable for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing total estimated income tax expense for the full fiscal year by total estimated pre-tax income for the full fiscal year.

(k)  Stock splits
     Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the "Code"). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

     Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings amounts equal to the fair market value of the shares issued and by increasing additional paid-in capital by the excess of the market value over par value of the shares issued. Had such stock splits in prior years been accounted for in this manner, additional paid-in capital as of March 31, 2002 would have increased by approximately (Y)24,674 million, with a corresponding decrease in retained earnings. Total shareholders' equity would have remained unchanged.

(l)  Cash and cash equivalents
     Cash and cash equivalents include cash on hand, deposits placed with bank and short-term highly liquid investments with original maturities of three months or less.

(m)  Restricted cash and cash equivalents
     Restricted cash and cash equivalents consist of cash and securities trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(n)  Office facilities
     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is
(Y)22,695 million as of September 30, 2002.

(o)  Other assets
     Other assets consist primarily of the unamortized excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

     As of September 30, 2002, the unamortized intangible assets and goodwill were (Y)22,018 million and (Y)15,846 million, respectively.

(p)  Impairment of long-lived assets
     Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

(q)  Pension plans
     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. The Company and its subsidiaries adopted FASB Statement No.87 ("Employer's Accounting for Pensions"), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

(r)  Earnings per share
     Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(s)  New accounting pronouncement
     In June 2001, FASB Statement No. 141 ("Business Combinations") and FASB Statement No. 142 ("Goodwill and Other Intangible Assets") were issued.

     FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria--either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain, as an effect of a change in accounting principle, due to the write-off of unamortized deferred credits of approximately (Y)1,937 million existing as of March 31, 2002. The deferred credits relate to an excess of net assets acquired over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

     FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition.
It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were required to be adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arise due to the initial application of FASB Statement No. 142 were required to be reported as a change in accounting principle. FASB Statement No. 142 required the Company and its subsidiaries to complete the transitional goodwill impairment test by September 30, 2002. The Company and its subsidiaries have completed the transitional impairment test for goodwill. No impairment loss was recorded for goodwill upon adoption of FASB Statement No. 142. The Company and its subsidiaries ceased to amortize goodwill, including equity method goodwill, on April 1, 2002.

     In August 2001, the FASB issued Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement is effective for fiscal years beginning after December 15, 2001. This adoption did not have a significant effect on the Company and subsidiaries' operations or financial position.

     In April 2002, the FASB issued Statement No. 145("Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"), which rescinds certain authoritative pronouncements and amends, clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of Statement No.13 are effective for transactions occurring after May 15, 2002. This adoption does not have a significant effect on the Company and its subsidiaries' operations or financial position.

     In June 2002, FASB Statement No. 146 ("Accounting for Costs Associated with Exit or Disposal Activities") was issued. FASB Statement No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FASB Statement No. 146 requires that the liability be measured at fair value. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002.

     In October 2002, FASB Statement No. 147 ("Acquisitions of Certain Financial Institutions--an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9)" was issued. FASB Statement No. 72 ("Accounting for Certain Acquisitions of Banking or Thrift Institutions)" and FASB Interpretation No. 9 (Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method), provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141 and FASB Statement No. 142. The provisions of the new standard are applied from October 1, 2002. Management does not expect a significant effect from this adoption to the Company and subsidiaries' operations or financial position.

3.   Acquisitions
     In March 2002, the Company acquired approximately 22% interest in The Fuji Fire and Marine Insurance Company Limited for(Y)18,105 million. Also in July 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. for(Y)4,974 million.

     The Company has recorded its share of earnings for each entity by the equity method or consolidation, as applicable, from their respective acquisition dates forward. In this regard, the Company has reflected certain preliminary estimates of the valuation of the underlying net assets of each of the entities in the accompanying consolidated financial statements. Any required adjustments to these estimates will be recorded as valuations are finalized, including the determination of positive or negative goodwill, if any.

4.   Cash Flow Information
     Cash payments of interest and income taxes for six months ended September 30, 2002 are as follows:
-------------------------------------------------------------------------------
                                                     Millions of yen
-------------------------------------------------------------------------------
Interest                                                     38,396
Income taxes                                                 14,043
-------------------------------------------------------------------------------

5.   Investment in Direct Financing Leases
   Investment in direct financing leases at September 30, 2002 consists of the following:
-------------------------------------------------------------------------------
                                                     Millions of yen
-------------------------------------------------------------------------------
Minimum lease payments receivable                         1,725,899
Estimated residual value                                     93,367
Initial direct costs                                         23,260
Unearned lease income                                      (172,903)
                                                     ------------------
                                                          1,669,623
                                                     ==================
-------------------------------------------------------------------------------

     At September 30, 2002, the amounts of minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) due within one year and more than one year are as follows:
-------------------------------------------------------------------------------
                                Millions of yen
-------------------------------------------------------------------------------
Within 1 year                    More than 1 year                       Total
-------------------------------------------------------------------------------
   699,040                            1,026,859                       1,725,899
-------------------------------------------------------------------------------

     Gains and losses from the disposition of direct financing lease assets are not significant for the six months ended September 30, 2002.

6.   Investment in Operating Leases
     Investment in operating leases at September 30, 2002 consists of the following:
-------------------------------------------------------------------------------
                                                 Weighted      Millions of yen
                                                  average
                                                useful life
                                                -------------------------------
                                                   Years
                                                -------------------------------
-------------------------------------------------------------------------------
Transportation equipment                            12                274,123
Measuring equipment and personal computers           3                145,002
Real estate and other                               40                246,314
Accumulated depreciation                                             (220,855)
                                                           --------------------
      Net                                                             444,584
Rental receivables                                                     15,519
                                                           --------------------
                                                                      460,103
                                                           ====================
-------------------------------------------------------------------------------

     For the six months ended September 30, 2002, gains from the disposition of operating lease assets are (Y)3,981 million, and are included in operating lease revenues in the consolidated statements of income.

     The operating lease contracts include non-cancelable lease terms. The minimum future rentals on non-cancelable operating leases are as follows:

-------------------------------------------------------------------------------
                                 Million of yen
-------------------------------------------------------------------------------
Within 1 year                    More than 1 year                      Total
-------------------------------------------------------------------------------
  44,584                               75,799                         120,383
-------------------------------------------------------------------------------

7.   Installment Loans
     The composition of installment loans by domicile and type of borrower at September 30, 2002 is as follows:
-------------------------------------------------------------------------------
                                                           Millions of yen
-------------------------------------------------------------------------------
Domestic borrowers:
   Consumers--
    Housing loans                                               551,861
    Card loans                                                  264,529
    Other                                                        38,800
                                                         ------------------
                                                                855,190
                                                         ------------------
   Commercial--
    Real estate related companies                               298,958
    Commercial and industrial companies                         757,218
                                                         ------------------
                                                              1,056,176
                                                         ------------------
Foreign commercial, industrial and other borrowers              393,907
Loan origination costs, net                                      20,916
                                                         ------------------
                                                              2,326,189
                                                         ==================
-------------------------------------------------------------------------------
     In principle, all domestic installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of (Y)55,526 million for the Six months ended September 30, 2002.

8. Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses
     Changes in the allowance for doubtful receivables on direct financing leases and possible loan losses for the six months ended September 30, 2002 are as follows:
-------------------------------------------------------------------------------
                                                             Millions of yen
-------------------------------------------------------------------------------
Beginning balance                                                   152,887
Provisions charged to income                                         24,967
Charge-offs                                                         (43,447)
Recoveries                                                            1,033
Other*                                                                1,521
                                                           --------------------
Ending balance                                                      136,961
                                                           ====================
-------------------------------------------------------------------------------

*Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at September 30, 2002 is as follows:

-------------------------------------------------------------------------------
                                                              Millions of yen
-------------------------------------------------------------------------------
Balance of allowance related to:
   Direct financing leases                                            46,719
   Installment loans                                                  90,242
                                                              -----------------
     Total                                                           136,961
                                                              ==================
--------------------------------------------------------------------------------
     Under FASB Statement No. 114 ("Accounting by Creditors for Impairment of a Loan"), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment (these include individual housing loans and card loans) and lease receivables, are exempt from this measuring of individual loans. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     The recorded investments in loans considered impaired are (Y)95,689 million as of September 30, 2002. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of (Y)58,987 million as of September 30, 2002. The Company and its subsidiaries recorded a valuation allowance of (Y)36,353 million as of September 30, 2002. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and possible loan losses in the accompanying consolidated balance sheets.

9.   Investment in Securities
     Investment in securities at September 30, 2002 consists of the following:

-------------------------------------------------------------------------------
                                                           Millions of yen
-------------------------------------------------------------------------------
Trading securities                                                 13,820
Available-for-sale securities                                     561,822
Held-to-maturity securities                                        12,815
Other securities                                                  129,043
                                                         --------------------
                                                                  717,500
                                                         ====================
-------------------------------------------------------------------------------
     Other securities consist mainly of non-marketable equity securities, preferred subscription certificates carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at September 30, 2002 are as follows:

---------------------------------------------------------------------------------------------------------
                                                                   Millions of yen
                                              -----------------------------------------------------------
                                                                 Gross         Gross
                                               Amortized      unrealized     unrealized
                                                  cost           gains         losses       Fair value
--------------------------------------------- -------------- -------------- -------------  --------------
Available-for-sale:
   Japanese and foreign government
     bond securities                               25,254            225            (78)        25,401
   Japanese prefectural and
     foreign municipal bond securities             12,396            226           (881)        11,741
   Corporate debt securities                      366,903          3,711         (8,271)       362,343
   Mortgage-backed and
     other asset-backed securities                114,903          4,833         (3,159)       116,577
   Funds in trust                                   4,731             --           (593)         4,138
  Equity securities                                26,894         17,651         (2,923)        41,622
                                              -------------- -------------- -------------  --------------
                                                  551,081         26,646        (15,905)       561,822
                                              ============== ============== =============  ==============
Held-to-maturity:
   Japanese and foreign government
     bond securities                                  207              1             --            208
   Asset-backed securities                         12,587             --             --         12,587
   Corporate debt securities                           21             --             --             21
                                              -------------- -------------- -------------  --------------
                                                   12,815              1             --         12,816
                                              ============== ============== =============  ==============
---------------------------------------------------------------------------------------------------------

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of (Y)8,515 million for the six months ended September 30, 2002.

10.  Selling, General and Administrative Expenses
     Selling, general and administrative expenses for the six months ended September 30, 2002 are as follows:

-------------------------------------------------------------------------------
                                                          Millions of yen
-------------------------------------------------------------------------------
Personnel expenses                                                32,125
Selling expenses                                                  10,881
Administrative expenses                                           25,244
Depreciation, amortization and other expenses                      1,579
                                                        --------------------
Total                                                             69,829
                                                        ====================
-------------------------------------------------------------------------------

11.  Write-downs of Long-Lived Assets
     For the six months ended September 30, 2002, a subsidiary wrote down golf course to its fair value under the provision of FASB Statement No. 144 and recognized a valuation loss in amount of (Y)14,665 million as "Write-downs of Long-Lived Assets". The loss was included in the real estate segment in on segment information.

     While the revenues per player have fallen, the operations of the golf course are doing well due to successful efforts to attract more players. In consideration of the overall drop in the current market value of golf memberships, the Company decided that the possibility of offering the memberships at the price previously planned to sell in August 2003 was low.

     The Company, therefore, considered the probability-weighted gross cash flows including additional scenarios involving both a lower offering price and a different method of offering the memberships, for the first time, were lower than the carrying value of the golf course. Therefore, a write-down was needed.

     The estimated fair value of the golf course was calculated using a discounted cash flow method.

12.  Per Share Data

   A reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended of September 30, 2002 is as follows:

-------------------------------------------------------------------------------
                                                                Millions of yen
-------------------------------------------------------------------------------
Income before cumulative effect of a change in accounting
  principal                                                             20,826
Cumulative effect of a change in accounting principal                    1,937
                                                               ----------------
Net income                                                              22,763
Effect of dilutive securities--
    Convertible notes                                                       43
                                                               ----------------
Net income for diluted EPS computation                                  22,806
                                                               ================
-------------------------------------------------------------------------------
                                                             Thousands of share
-------------------------------------------------------------------------------
Weighted- average shares                                                83,653
Effect of dilutive securities--
    Warrants                                                                24
    Convertible notes                                                    5,273
    Treasury stock held for stock options                                   17
                                                               ----------------
Weighted- average shares for diluted EPS computation                    88,967
                                                               ================
-------------------------------------------------------------------------------
                                                                        Yen
-------------------------------------------------------------------------------
Basic EPS--
   Income before cumulative effect of a change in
     accounting principal                                              248.97
   Cumulative effect of a change in accounting principal                23.15
   Net income                                                          272.12
Diluted EPS--
   Income before cumulative effect of a change in
     accounting principal                                              234.58
   Cumulative effect of a change in accounting principal                21.76
   Net income                                                          256.34
--------------------------------------------------------------------------------

     The computation of diluted income before cumulative effect of a change in accounting principle per share for the six months ended September 30, 2002 uses the same weighted-average shares used for the computation of diluted EPS, and reflects the effects of assumed conversion of convertible bonds in diluted income before cumulative effect of a change in accounting principle.

     Book value per share at September 30, 2002 is as follows.
-------------------------------------------------------------------------------
                                                                         Yen
-------------------------------------------------------------------------------
Book value per share                                                   5,973.44
-------------------------------------------------------------------------------

13.  Derivative Financial Instruments and Hedging
     The Company and its subsidiaries are party to derivative financial instruments that use in the normal course of business to reduce exposure to fluctuations in interest and foreign currency rates.

(a) Cash flow hedges
     The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originated from floating rate borrowings.

(b) Fair value hedges
     The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. A subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of future contracts on treasury securities. The Company's subsidiaries, which issued medium-term notes, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In case that medium-term notes were denominated in other than the subsidiaries' local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations
     The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries' local currencies to hedge the foreign currency exposure of net investment in foreign subsidiaries.

(d) Trading and other derivatives
     Certain of the Company's subsidiaries engage in trading activities with various future contracts. For risk management purposes, the Company and certain subsidiaries entered into interest rate swap agreements, caps and collars, which are not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries' convertible bonds, and are recorded as stand-alone derivative contracts. At September 30, 2002, the total face amount was (Y)110,733 million and the fair value of conversion option was (Y)695 million.

     The following table provides the information of derivative instruments as of September 30, 2002. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

-------------------------------------------------------------------------------
                                                   Millions of yen
                                    --------------------------------------------
                                                                      Estimated
                                    Notional amount  Carrying amount fair value
--------------------------------------------------------------------------------
Interest rate risk management:
  Interest rate swap agreements             513,781      (16,272)     (16,272)
  Options, caps, floors and collars held     28,187          (41)         (41)
  Futures                                   116,801         (949)        (949)
Foreign exchange risk management:
  Foreign exchange forward contracts         59,391         (346)        (346)
  Foreign currency swap agreements          361,930       (5,050)      (5,050)
Trading activities:
  Futures                                    78,561          283          283
  Interest rate swap agreements               2,000            7            7
  Options, caps, floors and collars held     10,543            3            3
  Options, caps, floors and collars written   3,600           (2)          (2)
-------------------------------------------------------------------------------

14.  Commitments and Contingent Liabilities
     Commitments, guarantees and contingencies--As of September 30, 2002, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of approximately (Y)19,230 million.

     The minimum future rentals on non-cancelable operating leases are as follows:
-------------------------------------------------------------------------------
                           Millions of yen
-------------------------------------------------------------------------------
Within 1 year              More than 1 year                     Total
-------------------------------------------------------------------------------
    1,168                       3,958                           5,126
-------------------------------------------------------------------------------

     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling
(Y)3,506 million for the six months ended September 30, 2002.

     The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to (Y)18,423 million as of September 30, 2002.

     As of September 30, 2002, the Company and its subsidiaries were contingently liable as guarantor for borrowings of (Y)51,967 million by customers, principally on consumer loans, and by employees. The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met. As of September 30, 2002, the total unused credit available amount is (Y)128,758 million.

     Litigation--The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims has a material impact on the Company's financial position or results of operations.

     Collateral--The short-term and long-term debt payable to financial institutions are secured by the following assets as of September 30, 2002:

-------------------------------------------------------------------------------
                                                               Millions of yen
-------------------------------------------------------------------------------
Minimum lease payments, loans and future rentals                      102,865
Investment in securities                                              114,957
Other operating assets and office facilities, net                       7,970
                                                             ------------------
                                                                      225,792
                                                             ==================
-------------------------------------------------------------------------------
     As of September 30, 2002, securities and other assets of (Y)32,692 million were pledged for collateral security deposits.

     In addition, the payables of (Y)29,925 million as of September 30, 2002 under lease receivable securitization programs that are not accounted for as sales are included in long-term debt. The minimum lease payments receivable of
(Y)29,257 million and cash collateral of (Y)2,593 million are included in investment in direct financing leases and other assets in the consolidated balance sheets as of September 30, 2002.

     Under agreements with customers on brokerage business, the Company and its subsidiaries received customers' securities with an approximate value of
(Y)17,429 million as of September 30, 2002, that may be sold or repledged by the Company and its subsidiaries. As of September 30, 2002, (Y)11,815 million at market value of the securities are repledged as collateral for the short-term debt.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

15.  Segment Information
     The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified on the nature of services for domestic operations and on geographic area for foreign operations. As to the segment of corporate finance, equipment operating leases and real estate related finance in domestic operations, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office building, hotels and training facilities. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing operations. Other operations, which are not deemed by management to be sufficiently material to disclose as separate items and do not fall into the above segment categories, are reported under domestic operation, other. They primarily include securities transactions, venture capital operations and card loans.

     Financial information as of and for the segments for the six months ended September 30, 2002 is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                     Millions of yen
               ----------------------------------------------------------------------------------------------------
                                 Domestic operations                           Foreign operations
               -----------------------------------------------------------  ----------------------------
                           Equipment Real estate
                Corporate  operating  related               Life               The   Asia and
                 finance    leases    finance Real estate insurance Other   Americas  Oceania   Europe      Total
-------------------------------------------------------------------------------------------------------------------
Revenues          64,544    32,967   25,703    45,314     71,832   27,159    27,275   27,579    5,833      328,206
Segment profit
  (loss)          24,500     2,979    9,910    (8,807)     2,976    6,926    (1,027)   4,314     (610)      41,161
Segment assets 1,981,237   142,964  908,115   289,919    570,983  372,273   713,300  431,966   86,024    5,496,781
-------------------------------------------------------------------------------------------------------------------

     Accounting policies of the segments are almost the same as those described in Note 2 ("Significant Accounting and Reporting Policies") except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income of affiliates and minority interest income, which are recognized as net of tax on a consolidated basis, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profit or loss.

     Assets attributed to each segment are consolidated operating assets (investment in direct finance leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment's profit or loss while the carrying amounts of corresponding assets are not allocated to each segment's assets. However, the effect stemmed from the allocation is immaterial.

     The reconciliation of segment totals to consolidated financial statement amounts for the six months ended September 30, 2002 is as follows:
-------------------------------------------------------------------------------
                                                               Millions of yen
-------------------------------------------------------------------------------
Revenues:
   Total revenues for segments                                        328,206
    Revenue related to corporate assets                                 6,522
                                                             ------------------
Total consolidated revenues                                           334,728
                                                             ==================

Segment profit:
   Total profit for segments                                           41,161
    Unallocated interest expenses, general and
      administrative expenses                                          (2,673)
    Adjustment of income tax expenses to equity
      in net income and minority income                                  (450)
    Unallocated write-downs of securities                                (837)
    Unallocated other gain or loss                                        795
                                                             ------------------
Total consolidated income before income taxes                          37,996
                                                             ==================

Segment assets:
   Total assets for segments                                        5,496,781
    Advances                                                         (175,917)
    Investment in affiliates (not including loans)                    (88,506)
    Corporate assets                                                   70,368
                                                             ------------------

Total consolidated operating assets                                 5,302,726
                                                             ==================
-------------------------------------------------------------------------------

     FASB Statement No.131 ("Disclosure about Segment of an Enterprise and Related Information") requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on geographic area for foreign operations, the information required as an enterprise-wide one is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are material. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

     For the six months ended September 30, 2002, revenues from foreign customers are as follows.

--------------------------------------------------------------------------------
                                                         Millions of yen
                                          --------------------------------------
                                            The     Asia and
                                          Americas   Oceania    Europe    Total
-------------------------------------------------------------------------------
Revenues from foreign customers            27,918     28,276    6,421    62,615
                                          -------------------------------------
Total consolidated revenues                                             334,728
                                          --------------------------------------
Ratio of revenues from foreign
 customers to total consolidated revenues    8.3%       8.4%     1.9%     18.7%
                                          ======================================
-------------------------------------------------------------------------------

The following is segment information for the six months ended September 30, 2001 to as reference:


-------------------------------------------------------------------------------------------------------------------
                                                     Millions of yen
               ----------------------------------------------------------------------------------------------------
                                 Domestic operations                            Foreign operations
               -----------------------------------------------------------  -------------------------------------
                           Equipment Real estate
                Corporate  operating  related    Real       Life               The   Asia and
                 finance    leases    finance   estate    insurance Other   Americas  Oceania   Europe      Total
-------------------------------------------------------------------------------------------------------------------
Revenues          54,317    34,123    12,853    42,399     87,304   22,521   37,638    30,350    8,569     330,074
Segment profit
  (loss)          23,844     5,359       403     3,433      4,236    2,505      (90)    3,498    1,521      44,709
Segment assets 2,158,006   136,713   647,889   333,394    583,579  322,082   777,428  400,978  136,441   5,496,510
-------------------------------------------------------------------------------------------------------------------


16.  Subsequent Events
(a)  Stock Acquisition Rights
     On November 5, 2002, the Company issued stock acquisition rights for 453,300 shares to directors, corporate auditors and some employees of the Company, subsidiaries and affiliated companies under a stock option plan.

     The exercise price of the stock acquisition rights is (Y)7,452 and the exercisable period is over eight years, from June 27, 2004 to June 26, 2012.

(b)  Investment in Korea Life Insurance Co., Ltd.
     The Company entered into a consortium with Hanwha Group (a middle-sized conglomerate in the Republic of Korea), and Macqarie Life Limited (a life insurance company in Australia). The consortium entered into a stock purchase agreement ("purchase agreement") with Korea Deposit Insurance Corporation on October 28, 2002, and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. ("KLI"). Pursuant to the purchase agreement, the Company acquired 17% of the outstanding shares for 275,550 million won and made the payment for half of the purchase price in the amount of 137,275 million won on December 12, 2002. With respect to the other half of the payment, the Company is required to make it in two years from the date of the Purchase Agreement. The stock Purchase Agreement also provides that the Company has the right to transfer 50% of the purchased shares and the payment obligation to Hanwha Group. The Company plans to sell two thirds of the purchased shares to third party investors. Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company will account for this investment by the equity method.

                                   SECTION II

Financial Information (Japanese GAAP)

(1)  Consolidated Balance Sheets (Japanese GAAP) (Unaudited)

--------------------------------------------------------------------------------
                                     September 30, 2001       March 31, 2002
                                     -------------------------------------------
Assets                                 Millions of yen   %   Millions of yen  %
                                     -------------------------------------------

Current Assets:
 Cash and bank deposits                     178,244             339,911
 Installment sales receivables              337,254             291,595
 Installment loans                        2,318,833           2,618,032
 Securities                                 100,349             102,583
 Others                                     326,268             338,087
 Allowance for doubtful receivables
   and possible loan losses                (104,267)           (107,970)
                                           --------            --------
 Total Current Assets                     3,156,682   51.1    3,582,238     54.3
                                          ---------           ---------

Fixed Assets:
Tangible Assets:
 Leasing equipment                        1,594,456           1,543,899
 Advances for leasing equipment              20,939              24,826
                                             ------              ------
  Subtotal                                 1,615,395           1,568,726
                                           ---------           ---------

 Other tangible assets                      133,416             239,823
                                            -------             -------

 Total tangible assets                    1,748,811   28.3    1,808,550     27.4
                                          ---------           ---------

                                               14,960  0.2       16,313      0.3
Intangible Assets

Investment and Other Assets:
 Investment in securities                   944,193             836,279
 Others                                     330,980             368,179
 Allowance for doubtful receivables
  and possible loan losses                 (15,640)             (18,001)
                                           -------              -------
  Subtotal                                1,259,532   20.4    1,186,458     18.0
                                          ---------           ---------
  Total Fixed Assets                      3,023,304   48.9    3,011,322     45.7
                                          ---------           ---------

Deferred Assets                                 339    0.0          120      0.0
                                                ---                 ---

Total                                     6,180,327  100.0    6,593,681    100.0
                                          =========           =========
----------------------------------------------------------    ------------------

-------------------------------------------------------------------------------
                                     September 30, 2001       March 31, 2002
                                     -------------------------------------------
Liabilities                           Millions of yen   %   Millions of yen  %
                                     -------------------------------------------
Current Liabilities:
 Trade notes and accounts payable           140,432             133,184
 Short-term debt                            657,613             631,332
 Current portion of Long-term debt          285,072             311,974
 Commercial paper                           935,850           1,013,229
 Current portion of Bonds                   398,026             334,752
 Others                                     602,219             619,415
                                            -------             -------
 Total current liabilities               3,019,214    48.9    3,043,888     46.1
                                          ---------           ---------

Non-current Liabilities:
 Bonds                                      807,027             851,516
 Long-term debt                           1,073,442           1,283,499
 Liabilities for retirement benefits         12,117              12,289
 Policy liabilities                         601,860             606,311
 Others                                     399,409             475,707
                                            -------             -------
 Total non-current liabilities            2,893,857   46.8    3,229,324     49.0
                                          ---------           ---------
Total Liabilities                         5,913,071   95.7    6,273,213     95.1
                                          ---------           ---------

Minority Interest                             5,178    0.1        5,262      0.1

Shareholders' Equity:
Common stock                                 41,980    0.7       51,854      0.8
Additional paid-in capital                   58,536    0.9       68,669      1.0
Retained earnings                           174,859    2.8      199,684      3.0
Net unrealized gains on
  investment in securities                   23,064    0.4       16,309      0.3
Cumulative translation adjustments          (28,089)  (0.5)     (13,188)   (0.2)
                                            -------             -------
Subtotal                                    270,351    4.3      323,329      4.9
Treasury stock, at cost                      (8,274)  (0.1)      (8,123)   (0.1)
                                             ------              ------
Total shareholders' equity                  262,076    4.2      315,205      4.8
                                            -------             -------
Total                                     6,180,327  100.0    6,593,681    100.0
                                          =========           =========

Consolidated Statements of Income (Japanese GAAP) (Unaudited)

-------------------------------------------------------------------------------
                                      Six months ended     The fiscal year ended
                                     September 30, 2001       March 31, 2002
                                     -------------------------------------------
Liabilities                           Millions of yen   %   Millions of yen  %
                                     -------------------------------------------
Revenues                                    685,576  100.0    1,445,925    100.0
Expenses                                    546,145   79.7    1,144,960     79.2
                                            -------           ---------
Gross profit                                139,431   20.3      300,964     20.8
Selling, general and administrative
  expenses                                  105,450   15.4      224,879     15.6
                                            -------             -------
Operating Income                             33,981    4.9       76,084      5.2
                                            -------             -------
Non-operating income:
   Interest income                            3,403               6,639
   Dividend income                              636               1,558
   Foreign exchange gains                         -                 994
   Other income                               1,668               4,592
                                            -------             -------
   Subtotal                                   5,708    0.8       13,785      1.0
                                            -------             -------
Non-operating expenses:
   Interest expenses                          2,280               4,583
   Foreign exchange losses                      657                   -
   Equity in net losses                         160                 134
   Other expenses                             3,489               9,661
                                            -------             -------
   Subtotal                                   6,587    0.9       14,379      1.0
                                             ------              ------
Ordinary income                              33,102    4.8       75,491      5.2
                                            -------             -------
Extraordinary income:
   Gains on sales of subsidiaries             3,163               3,363
   Gains on sales of investment
    in securities                               855               3,414
   Others                                        85                 411
                                            -------             -------
   Subtotal                                   4,105    0.6        7,188      0.5
                                            -------             -------
Extraordinary losses:
   Write-downs on securities                  2,154               5,301
   Losses on sales of investment in
    securities                                  315               2,645
   Others                                       205                 562
                                            -------             -------
   Subtotal                                   2,675    0.4        8,509      0.6
                                            -------             -------
Income before income taxes and
   minority interest                         34,532    5.0       74,170      5.1
                                            -------             -------
Provision for income taxes                   15,627    2.3       31,321      2.2
Minority interest                               172    0.0          274      0.0
                                            -------             -------
Net Income                                   18,732    2.7       42,574      2.9
                                            =======             =======

 (3) Consolidated Statements of Retained Earnings (Japanese GAAP) (Unaudited)
-------------------------------------------------------------------------------
                                                               Millions of yen
                                                               ---------------
                                                               Six months ended
                                                              September 30, 2001
                                                              ------------------
Balance at March 31,2001                                           160,000
Decrease in retained earnings:
   Cash dividends                                                    1,225
   Bonuses to directors                                                 46
   (included bonus paid to corporate auditors of (Y)3 million)
                                                              ------------------
   Decrease in retained earnings based on U.S. GAAP                  2,602
                                                              ------------------
   Subtotal                                                          3,874
                                                              ------------------
Net Income                                                          18,732
                                                              ------------------
Balance at September 30,2001                                       174,859
                                                              ==================

                                                              ------------------
                                                               Millions of yen
                                                              ------------------
                                                               The fiscal year
                                                               ended March 31,
                                                                     2002
                                                              ------------------
Balance at March 31,2001                                           160,000
Decrease in retained earnings:
   Cash dividends                                                    1,225
   Bonuses to directors                                                 46
   (included bonus paid to corporate auditors of (Y)3 million)
                                                              ------------------
   Decrease in retained earnings based on U.S. GAAP                  1,618
                                                              ------------------
   Subtotal                                                          2,891
                                                              ------------------
Net Income                                                          42,574
                                                              ------------------
Balance at March 31,2002                                           199,684
                                                              ==================
-------------------------------------------------------------------------------
(Note) "Decrease in retained earnings based on U.S. GAAP" in the six months ended September 30, 2001 and the fiscal year ended March 31, 2002 were related to FASB Statement No. 133 which subsidiaries in the United States of America had applied. Under the statements, the unrealized gain (loss) of the derivative instruments which meet to cash flow hedge requirements were recorded as a change in retained earnings.

(4)  Consolidated Statements of Cash Flows (Japanese GAAP) (Unaudited)

---------------------------------------------------------------------------------------------------------
                                                                             Millions of yen
                                                                 ----------------------------------------
                                                                      Six months        The fiscal year
                                                                        ended          ended March 31,
                                                                 September 30, 2001         2002
---------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
    Income before income taxes and minority interest                       34,532              74,170
     Depreciation and amortization                                        246,020             522,082
     Acquisition and disposal of leasing equipments                      (204,152)           (415,194)
     Decrease in installment sales (net of
      unrealized gross profit)                                             22,918              67,370
     Increase in installment loans                                        (95,718)           (303,280)
     (Increase) decrease in securities                                    (59,593)             71,304
     Gains on sales of securities, net                                       (539)               (770)
     Write-downs of securities                                              2,154               5,301
     Equity in net losses and dividends
       received from affiliates                                               415                 612
     Gains on sales of subsidiaries                                        (3,163)             (3,363)
     Decrease in allowance for doubtful receivables
       and possible loan losses                                            (2,305)               (788)
     Increase in policy liabilities                                        35,246              39,697
     Increase in deposits due to customers                                 29,496              46,929
     Interest and dividend income                                          (4,039)             (8,197)
     Interest expenses                                                     48,849              94,826
     Other, net                                                            31,069               3,405
                                                                 ----------------------------------------
        Subtotal                                                           81,190             194,104
     Interest and dividend received                                         3,915               8,710
     Interest paid                                                        (50,164)            (98,242)
     Income taxes paid                                                     (7,368)            (13,282)
                                                                 ----------------------------------------
       Net cash provided by operating activities                           27,573              91,290
                                                                 ----------------------------------------

Cash Flows from Investing Activities:
    Proceeds from sale or redemption of securities                          2,104               2,901
    Purchase of investment in securities                                  (10,564)            (67,570)
    Proceeds from sale or redemption of
      investment in securities                                             16,879              41,124
    Purchase of other tangible assets                                      (2,432)            (83,397)
    Acquisition of subsidiaries, net of cash acquired                       9,889               3,846
    Other, net                                                                333                 706
                                                                 ----------------------------------------
       Net cash provided (used) by investing activities                    16,209            (102,390)
                                                                 ----------------------------------------

                                       5


(4)  Consolidated Statements of Cash Flows (Japanese GAAP) (Unaudited)
     (continued)

---------------------------------------------------------------------------------------------------------
                                                                             Millions of yen
                                                                 ----------------------------------------
                                                                     Six months        The fiscal year
                                                                        ended          ended March 31,
                                                                 September 30, 2001         2002
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
    Repayment of short-term debt, net                                     (87,935)           (183,220)
    Increase in commercial paper, net                                      21,007             101,028
    Proceeds from long-term debt                                          217,095             590,785
    Repayment of long-term debt                                          (140,854)           (307,489)
    Proceeds from issuance of bonds                                       233,585             406,749
    Redemption of bonds                                                  (173,440)           (411,171)
    Proceeds from secured borrowings                                       20,633             206,620
    Repayment of payables under secured borrowings                        (86,544)           (212,777)
    Dividend paid                                                          (1,225)             (1,225)
    Issuance of common stock                                                  318              19,314
    Other, net                                                                 11                 165
                                                                 ----------------------------------------
       Net cash provided by financing activities                            2,651             208,779
                                                                 ----------------------------------------
Effect of Exchange Rate Changes on Cash and
     Cash Equivalents                                                        (600)              1,658
                                                                 ----------------------------------------
Net Increase in Cash and Cash Equivalents                                  45,833             199,337
Cash and Cash Equivalents at Beginning of Period                          155,411             155,411
                                                                 ----------------------------------------
Cash and Cash Equivalents at End of Period                                201,244             354,748
                                                                 ========================================
---------------------------------------------------------------------------------------------------------

2.   Notes to Consolidated Financial Statement for the Six Months Ended

     September 30, 2001 and Fiscal Year Ended March 31, 2002 under Japanese
     GAAP

Basis of Presentation and Significant Accounting Policies for
   Consolidated Financial Statement for the Six Months Ended September 30, 2001

1.   Scope of consolidation

     The accompanying consolidated financial statement include 175 subsidiaries, which consist of 87 domestic and 88 foreign subsidiaries.

     During the six months ended September 30, 2001, 7 companies were established, 24 companies were acquired, 1 company was liquidated and 3 companies were excluded by sale.

     Major companies are ORIX Auto Leasing Corporation and ORIX USA
Corporation.

2.   Affiliates accounted for by the equity method

     58 affiliates (41 domestic and 17 foreign) are accounted for by the equity method with major companies including Casco Co., Ltd. and Stockton Holdings Limited.

     During the six months ended September 30, 2001, 1 company was established, 3 companies were added by new investment, and 1 company was deducted by liquidation.

3.   The date of subsidiaries' interim closing

     ORIX Leasing Pakistan Limited (interim closing date is December 31), ORIX Polska S.A. (interim closing date is June 30) and another 23 subsidiaries have different interim closing dates from the Company. These 25 subsidiaries close their books with necessary adjustments for consolidation purpose at interim closing date.

4.   Accounting principles in foreign subsidiaries and affiliates

     Financial statement of foreign subsidiaries and affiliates have been prepared in conformity with their local commercial code and local generally accepted accounting principles. Significant differences between Japanese GAAP and those local GAAP include accounting for leases based on U.S. GAAP and International Accounting Standards.

5.   Accounting Policies

(1)  Valuation basis and method for principal assets
Investment in securities:

     Securities held for sale
          Fair value (The cost of sales is primarily calculated based on a moving average cost method.)
     Securities held to maturity
          Amortized cost method
     Other securities:
          Marketable securities-
              Fair value based on the market price at the end of the interim period (any balance resulting from evaluation of securities is directly entered into the capital account, while any cost of sales of marketable securities is calculated based on a moving average cost method)
          Non-Marketable securities-

              The cost method on the basis of the moving average cost method for stocks and the amortized cost method for debt securities

Derivative instruments
     Fair value
Funds in trust
     Fair value

(2)  Method of depreciation of fixed assets
Tangible assets:
     Leasing equipment:
          Financing lease equipment-
            Lease equipment is depreciated mainly over the lease contract period using straight-line method, without the estimated residual value at the end of the contract period.
            In addition, for the contracts for, which the future lease payments due to lessee's default are expected not to be collected, additional depreciation is recorded to cover the future losses from sales of the leased equipment. For the six months ended September 30, 2001, additional depreciation expenses were recorded in the amount of
         (Y)1,208 million and the accumulated depreciation was (Y)14,061 million as of September 30, 2001.

          Operating lease equipment-
            Operating lease equipment is depreciated mainly on the constant percentage method. However, aircraft are depreciated over their estimated useful lives on the straight-line method.
            In addition, the depreciation of buildings (other than facilities attached to the building) acquired from April 1, 1998 is computed using the straight-line method.
            The major estimated useful life is between 2 and 50 years for buildings and equipment.

   Other tangible assets:
     Other tangible assets are depreciated mainly using the constant percentage method. The depreciation of buildings (other than facilities attaching to the building) acquired from April 1, 1998 and the tangible assets owned by foreign subsidiaries is computed using the straight-line method.
     The major estimated useful life is between 3 and 50 years for buildings and equipment.

Intangible assets:
     Intangible assets are depreciated using the straight-line method.
     In addition, for internal use software, amortization is computed using the straight-line method on an estimated useful life of 5 years.

(3)  Accounting for allowance and liabilities for retirement benefits
     (a)  Allowance for doubtful receivables and possible loan losses
               The Company classifies the customers into normal, special mention, substantially bankrupt and bankrupt. General reserve for receivables from normal and special mention customers are computed based on the historical loss ratio. For effectively bankrupt and bankrupt obligors, specific reserve is calculated based on estimated provable losses for every obligor.

     (b)  Liabilities for retirement benefits
               Liabilities for retirement benefits to be paid to employees is accounted as an expense incurred for the six months ended September 30, 2001 based on the calculation of the estimated amount of the projected benefit obligation and the plan assets at March 31, 2002.
               Unrecognized prior service cost is amortized within the average remaining service period of 13 years on a straight-line method.
               Unrecognized actuarial net gain or loss will be amortized from the next fiscal year within the average remaining service period of 5 to 21 years using a straight-line method.

     (c)  Allowance for directors' retirement benefits
               A required amount of directors' retirement benefits determined in accordance with the internal policy as of the balance sheet date is accounted in liabilities for retirement benefits.

(4) Translation of assets and liabilities denominated in foreign currencies into Japanese yen

     Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rates at the balance sheet date and exchange gain or loss is charged to income. Assets, liabilities, income and expenses of subsidiaries in foreign countries are translated into Japanese yen using the exchange rates at the balance sheet date and its translation adjustments are included in "cumulative translation adjustments" in shareholders' equity.

(5)  Accounting for leases

     Financing leases other than those where the ownership of the leased property is deemed to be transferred to the lessee are accounted for in the same manner as operating leases.

(6)  Method for significant hedge accounting

Method for hedge accounting

     The Company and its subsidiaries adopt principally deferral hedging accounting treatment. Certain derivative transactions are generally used to control the risks of change in the cash flows occurred from financial liabilities, which is due to the mismatch of interest structure between leases revenue based on long-term fixed rates and funding costs based on short-term variable interest rates. Deferral hedging accounting treatment for "portfolio hedge for liabilities" is applied for these derivative transactions, which is provided by "Transitional treatment in accounting and auditing regarding to applying accounting standard of financial instrument for lease industry" (The Japanese Institute of Certified Public Accountants - Audit committee report Statement 19, November 14, 2000).

The transaction thereof is as follows:
----------------------------------------------------------------------------
                                          Millions of yen
                               --------------------------- -----------------
                                Contract
         Type                   amounts     Fair value      Unrealized loss
----------------------------- ----------- ---------------- -----------------
Interest rate swap agreements
receive-variable, pay-fixed     61,450         (6,690)          (6,690)
----------------------------------------------------------------------------

Hedge instruments and hedged items:
     Hedge instruments-
          Borrowings denominated in foreign currencies, currency rate swaps, interest rate swaps and caps
     Hedged items-
          Equity investments in foreign subsidiaries and foreign affiliated companies, borrowings and corporate bonds

Hedging policies

          The hedging policies are based on the internal regulation of risk management in markets and the risks of change in interest rates are properly controlled through assets and liabilities management. The risk of changes in foreign currency exchange rates are controlled not through hedging but through management of currency position of assets and liabilities.

 Method of assessing hedge effectiveness

          Effectiveness of each derivative transaction and groups of derivative transaction based on the hedging categories is assessed regularly by comparing cumulative changes in cash flows and changes in market prices for both hedging instruments and hedged items.

(7)  Accounting for consumption tax

     Consumption tax is excluded from the stated amount of revenues and expenses. In addition, consumption tax payables are included in "Others" of current liabilities in the consolidated balance sheet as of September 30, 2001.

6.   Cash and cash equivalents in the consolidated statement of cash flows

     Cash and cash equivalents in the consolidated statement of cash flows include cash on hand, deposits which can be drawn on demand and short-term highly liquid investments with original maturities of three months or less with insignificant risk of changes in the value of principal.

7.   Others
Securities held for operation

     Certain securities with fixed income are included in "Securities" in current assets and "Investment in securities" in fixed assets in the amount of
(Y)73,037 million and (Y)764,721 million, respectively in the consolidated balance sheet. The gains and losses related to the securities are included in "Revenues" and "Expenses" in the consolidated statement of income.

Changes in Presentation of Consolidated Financial Statement

Consolidated statement of cash flows

     In cash flows from financing activities, "Purchase of treasury stock" is included in "Other, net" since the amount is not significant for the six months ended September 30, 2001.

Notes to Consolidated Balance Sheet as of September 30, 2001

1. Promissory notes for future payments under lease and installment sales contracts deposited from the customers of (Y)115,612 million were held by the Company and its subsidiaries.

2.   Accumulated depreciation of tangible fixed assets is as follows:

-------------------------------------------------------------------------------
                                                            Millions of yen
-------------------------------------------------------------------------------
Accumulated depreciation of leasing equipment                    2,170,912
Accumulated depreciation of other tangible fixed asset              32,098
-------------------------------------------------------------------------------

3.
(1) Installment loans and other types of assets of (Y)161,506 million were pledged for short-term debt, current maturities of long-term debt and long-term debt. In addition, the lease receivables related to leasing equipment of (Y)9,888 million were pledged as collateral.

(2) Securities and other assets of (Y)20,741 million were pledged for guarantees on certain operating transactions.

4.   Contingent Liabilities

   The Company and its subsidiaries were contingently liable as guarantor for borrowing by customer, principally on consumer loans, and by employees as follows:
 -------------------------------------------------------------------------------
                                                            Millions of yen
-------------------------------------------------------------------------------
 Employees (principally for mortgage loan)                            1,177
 Others (11,437 contracts)                                           38,374
                                                             -------------------
 Total                                                               39,551
                                                             ===================
-------------------------------------------------------------------------------

5. Financial institutions were closed at September 30, 2001, therefore, the following receivables and payables due on September 30, 2001 were not processed by them. They are included in the consolidated balance sheet at September 30, 2001 as follows:
-------------------------------------------------------------------------------
                                                                Millions of yen
-------------------------------------------------------------------------------
Accounts receivable for installment sales                                 2,462
Installment loans                                                         7,711
Notes receivable (included in "Others" of current assets)                   635
Accounts receivable for rents (included in "Others" of current assets)   22,667
Notes payable (included in "Trade notes and accounts payable")            4,634
-------------------------------------------------------------------------------

6. The total unused commitment amount related to loan operations, such as card loans, was (Y)101,555 million. Some contracts require credit reviews of the borrowers upon the subsequent use of the commitment. Therefore it is not certain that all of the unused commitment amount will be lent to the borrowers.

7. As part of margin transaction on brokerage business, a subsidiary received customers' securities with a fair value of (Y)17,110 million as of September 30, 2001, that may be sold or repledged by the subsidiary. As of September 30, 2001, of which (Y)6,901 million were repledged as collateral.

Note to Consolidated Statement of Income for the Six Months Ended September 30, 2001

1. Selling, general and administrative expenses for the six months ended September 30, 2001 are as follows:

-------------------------------------------------------------------------------
                                                                 Millions of yen
-------------------------------------------------------------------------------
Selling expenses                                                         12,199
Administrative expenses                                                  21,667
Personnel expenses                                                       40,215
Provision for doubtful receivables and possible loan losses              27,038
Depreciation of other tangible fixed assets                               4,329
                                                                 ---------------
Total                                                                   105,450
                                                                 ===============
-------------------------------------------------------------------------------

Note to Consolidated Statement of Cash Flows for the Six Months Ended September 30, 2001


     Cash and cash equivalents recorded in the consolidated statement of cash flows and balance sheet as of September 30, 2001 are reconciled as follows:

-------------------------------------------------------------------------------
                                                                 Millions of yen
-------------------------------------------------------------------------------
Cash and bank deposits in the consolidated balance sheet                178,244
Time deposits with original maturities of more than three months         (8,727)
Restricted cash and cash equivalents (*)                                (22,694)
Short-term highly liquid investment in securities                        54,421
                                                                     ----------
Cash and cash equivalents in the consolidated statement of cash flows   201,244
                                                                     ==========
-------------------------------------------------------------------------------
(*) Representing cash in customer asset reserve accounts in securities business.

Lease Transactions

Finance Leases Other Than Those Where the Ownership of the Leased Property
           is Deemed to be Transferred to the Lessee:

1.   Lessee side
(1) Estimated acquisition cost, estimated accumulated depreciation and estimated ending balance of leased assets are as follows:

----------------------------------------------------------------------------
                    Equipment                             Millions of yen
----------------------------------------------------------------------------
Estimated acquisition cost                                         944
Less: estimated accumulated depreciation                           478
                                                         -------------------
Estimated ending balance                                           466
                                                         ===================
----------------------------------------------------------------------------
     Estimated acquisition cost is calculated with interest payables included since the aggregate future minimum lease payment is not significant to tangible assets as of September 30, 2001.

(2)  Estimated obligations under financing leases are as follows:
-------------------------------------------------------------------------------
                                Millions of yen
---------------------------- ---------------------------- ---------------------
    Due within one year            Due after one year              Total
---------------------------- ---------------------------- ---------------------
          2,359                          5,004                     7,364
-------------------------------------------------------------------------------
     Estimated obligations under finance leases are calculated with interest payables included since the aggregate future minimum lease payment is not significant to tangible assets as of September 30, 2001

(3)  Lease payments and estimated depreciation expense are as follows:
-------------------------------------------------------------------------------
                                                             Millions of yen
-------------------------------------------------------------------------------
Lease payments                                                      16
Estimated depreciation expense                                      16
-------------------------------------------------------------------------------

(4)  Calculation of estimated depreciation expenses

     The estimated depreciation expenses are computed by the straight-line method with the lease term as useful life and residual value of zero.

2.   Lessor side

(1)  Acquisition cost, accumulated depreciation and book values of leased assets as of September 30, 2001 are as follows:
-------------------------------------------------------------------------------
                                          Millions of yen
                   -------------------------------------------------------------
                     Information-    Industrial and
                     related and      construction      Automobile
                   office equipment     equipment       and other        Total
                   -------------------------------------------------------------
Acquisition cost    1,439,413           439,690        1,256,932      3,136,035
Less: accumulated
   depreciation       916,487           344,586          725,223      1,986,297
                   -------------- ---------------- ----------------- -----------
Book value            522,925            95,103          531,708      1,149,737
                   ============== ================ ================= ===========
-------------------------------------------------------------------------------

(2)  Future minimum lease receivables are as follows:
-------------------------------------------------------------------------------
                                Millions of yen
-------------------------------------------------------------------------------
    Due within one year           Due after one year               Total
----------------------------- --------------------------- ---------------------
         463,164                       828,320                   1,291,485
-------------------------------------------------------------------------------
     The amount included the estimated receivables of (Y)6,789 million (receivables due within one year were (Y)2,104 million) which have been subleased and represent the obligations to the sublessor.

(3) Collection of lease receivables, depreciation expense and estimated interest income are as follows:
-------------------------------------------------------------------------------
                                                               Millions of yen
-------------------------------------------------------------------------------
Collection of lease receivables                                    281,100
Depreciation expense                                               213,358
Estimated interest income                                           37,207
-------------------------------------------------------------------------------

(4) Calculation of estimated interest income The estimated interest income is allocated to each period using the interest method.

Operating leases:

1.   Lessee side

     Obligations under operating leases are as follows:
-------------------------------------------------------------------------------
                         Millions of yen
-------------------------------------------------------------------------------
     Due within one year          Due after one year          Total
---------------------------- -------------------------- -----------------------
            525                        2,821                  3,347
-------------------------------------------------------------------------------
2.   Lessor side

     Receivables under operating leases are as follows:
-------------------------------------------------------------------------------
                                Millions of yen
-------------------------------------------------------------------------------
   Due within one year            Due after one year                Total
------------------------------- ---------------------------- ------------------
        41,161                         72,393                      113,555
-------------------------------------------------------------------------------

Securities

1.   Marketable securities held to maturity

-------------------------------------------------------------------------------
                                                   Millions of yen
                                     ------------------------------------------
                                      Carrying
                                        amount      Fair value    Differences
                                     ------------- ------------- --------------
Government bonds and municipal bonds         126           132              5
Corporate debt securities                 15,185        15,185              -
Others                                         -             -              -
                                     ------------- ------------- --------------
Total                                     15,311        15,317              5
                                     ============= ============= ==============
-------------------------------------------------------------------------------

2.   Other marketable securities

-------------------------------------------------------------------------------
                                                         Millions of yen
                                        ---------------------------------------
                                          Carrying     Fair value    Differences
                                           amount
                                        -------------- ------------- -----------
Equity securities                             38,240        64,872       26,631
Bonds:
   Government bonds and municipal bonds       61,778        63,571        1,792
   Corporate debt securities                 617,819       625,074        7,254
   Others                                    105,143       107,991        2,847
Other securities                                 505           379         (125)
                                        -------------- ------------- ----------
Total                                        823,487       861,888       38,400
                                        ============== ============= ==========
-------------------------------------------------------------------------------

3.   Non-marketable securities
  Other securities:
-------------------------------------------------------------------------------
                                                              Millions of yen
-------------------------------------------------------------------------------
  Unlisted stocks (excluding over-the-counter stocks)                63,943
  Unlisted foreign securities                                         5,766
  Beneficiary certificates of bond investment trusts (MMF)           54,421
  Preferred subscription certificates                                 1,569
-------------------------------------------------------------------------------

Derivative Transactions

Status of contract amounts, fair value and unrealized gain or loss
-------------------------------------------------------------------------------
                                                      Millions of yen
                                         ---------------------------------------
Types of                                                              Unrealized
 hedged                                      Contract                  gain or
  items       Types of transaction            amounts    Fair value     (loss)
  -----       --------------------            -------    ----------     ------
Currency        Futures                        3,568          3,556         15
                Foreign exchange
                     forward contracts        78,099         78,172        152
                Swap agreements              447,597           (391)      (391)
Interest rate   Futures                       90,012         89,988         79
                Swap agreements              503,483        (12,808)   (12,808)
                Caps                          83,310              0          0
                Collars                        3,784            (81)       (81)
Bonds           Futures                       99,607        102,264     (2,596)
                                         ------------- -------------- ---------
Total                                              -              -    (15,630)
                                         ============= ============== =========
-------------------------------------------------------------------------------

     Notes:

     1.   Calculation method of fair values
          For derivative transactions through the market, the fair values are calculated based on closing prices in the market thereof. For other than the above derivative transactions, the fair values are calculated based on the present values of future cash flows using proper market interest rates.

     2.   Supplementary explanations for hedge effectiveness
          Derivative transactions are used mainly to hedge risk of changes in interest rates inherent to operating and funding activities and foreign currency exchange rates related to assets and liabilities denominated in foreign currencies. Therefore, derivative transactions thereof are made in order to hedge risks of change in market quotations of interest rate or foreign currency exchange rate related to assets and liabilities hedged or risk of change in cash flow. The hedge effectiveness is assessed regularly.

     3. In addition to the derivative transaction listed above, the Company and its subsidiaries entered into the derivative transactions, of which underlying is stocks or commodities. Those derivatives are immaterial as to unrealized gains or losses and the contract amounts.

Segment Information

1.   Information about products and services

-------------------------------------------------------------------------------
                                       Millions of yen
              -----------------------------------------------------------------
                 Lease/                                                 Consol-
              installment       Life                      Eliminations    idated
                 sales  Loan  insurance  Other  Subtotal  and corporate amounts
                 -----  ----  ---------  -----  --------  ------------- -------
Net revenue
 Customers     438,428  69,854  92,774  84,519  685,576             -   685,576
 Intersegment        -       -       -  10,500   10,500       (10,500)        -
               ----------------------------------------------------------------
Total          438,428  69,854  92,774  95,019  696,076       (10,500)  685,576
Operating
expenses       410,720  70,441  90,956  87,366  659,484        (7,889)  651,595
               ----------------------------------------------------------------
Operating
 income (loss)  27,707    (586)  1,817   7,653   36,591        (2,610)   33,981
               ================================================================
-------------------------------------------------------------------------------
Notes:
     1. The above classification was determined based on the type of business.
     2.   Unallocated operating expenses in eliminations and corporate was
          (Y)2,610 million, which mainly consist of administrative expenses of the head office.

2.   Information about geographic areas

------------------------------------------------------------------------------------------------------------
                                                      Millions of yen
                   -----------------------------------------------------------------------------------------
                                                                                  Eliminations  Consolidated
                        Japan     America       Oceania     Europe     Subtotal   and corporate    amounts
                        -----     -------       -------     ------     --------   ------------- ------------
Net revenue
  Customers             608,524     34,949     33,646        8,455     685,576          -          685,576
  Intersegment                -          -          -            -           -        (-)            -
                   ----------------------------------------------------------------------------------------
Total                   608,524     34,949     33,646        8,455     685,576        (-)          685,576
Operating expenses      578,577     37,249     28,286        7,481     651,595        (-)          651,595
                   ----------------------------------------------------------------------------------------
Operating                29,947     (2,299)     5,359          974      33,981        (-)           33,981
    income (loss)
                   ========================================================================================
-----------------------------------------------------------------------------------------------------------

Notes:
1. The classification of a country or an area is based on the degree of geographical proximity.
2.   The main countries or areas other than Japan are as follows:
              (1) America                       the United States of America
              (2) Asia and Oceania              Hong Kong, Indonesia, Singapore,
                                                Australia
              (3) Europe                        the United Kingdom, Ireland

3.   Information about overseas revenue
-------------------------------------------------------------------------------
                                                     Millions of yen
                                     ------------------------------------------
                                                    Asia and
                                      America      Oceania     Europe    Total
                                      -------      -------     ------    -----
 Overseas revenue                      38,124     35,084       9,131    82,340
Consolidated revenue                                                   685,576
                                     ------------------------------------------
The rate of the overseas
  revenues to consolidated revenue       5.6%       5.1%        1.3%     12.0%
                                     ==========================================
-------------------------------------------------------------------------------
Notes:
1. The classification of a country or an area is based on the degree of geographical proximity.

2.   The main countries or areas other than Japan are as follows:
              (1) America                       the United States of America
              (2) Asia and Oceania              Hong Kong, Indonesia, Singapore,
                                                Australia
              (3) Europe                        the United Kingdom, Ireland

3. Overseas revenues are revenues of the Company and its subsidiaries in the countries and areas other than Japan.

Per Share Information

-------------------------------------------------------------------------------
                                                                   Yen
-------------------------------------------------------------------------------
Book Value Per Share                                             3,205.91
Basic Earnings Per Share                                           229.22
Diluted Earnings Per Share                                         220.24
-------------------------------------------------------------------------------

Basis of Presentation and Significant Accounting Policies for
Consolidated Financial Statement for the Fiscal Year Ended March 31, 2002

1.   Scope of Consolidation
     The accompanying consolidated financial statement include 188 subsidiaries, which consist of 101 domestic and 87 foreign subsidiaries.

     For the year ended March 31, 2002, 27 companies were established, 26 companies were acquired, 8 companies were excluded by liquidation and 5 companies were excluded by sale.

2.   Affiliates accounted for by the equity method
     61 affiliates (44 domestic and 17 foreign) are accounted for by the equity method with major companies including Casco Co., Ltd. and Stockton Holdings Limited.

     For the year ended March 31, 2002, 4 companies were established, 4 companies were added by new investment, and 2 companies were excluded from group by sale and liquidation.

3.   The date of subsidiaries' fiscal year closing
     ORIX Leasing Pakistan Limited (fiscal year-end closing date is June 30), SCGC Car Service Co., Ltd (fiscal year-end closing date is December 31) and another 30 subsidiaries have different fiscal year-end closing dates from the Company. These 32 subsidiaries close their books with necessary adjustments for consolidation purpose at fiscal year-end closing date.

4.   Accounting principles in foreign subsidiaries and affiliates.
     Financial statement of foreign subsidiaries and affiliates have been prepared in conformity with their local commercial code and local generally accepted accounting principles. Significant differences between Japanese GAAP and those local GAAP include accounting for leases based on U.S. GAAP and International Accounting Standards.

5.   Accounting Policies
(1)  Valuation basis and method for principal assets
Investment in securities:
     Securities held for sale
          Fair Value (The cost of sales is primarily calculated based on a moving average cost method.)
     Securities held to maturity
          Amortized cost method
     Other securities:
          Marketable securities-
              Fair value based on the market price at the fiscal year ended (any balance resulting from evaluation of securities is directly entered into the capital account, while any cost of sales of marketable securities is calculated based on a moving average cost method)
          Non-Marketable securities-
              The cost method on the basis of the moving average cost method for stocks and the amortized cost method for debt securities
Derivative instruments
     Fair value
Funds in trust

     Fair value
(2)  Method of depreciation of fixed assets
Tangible assets:
     Leasing equipment:
          Financing lease equipment-
               Lease equipments is depreciated mainly over the lease contract period using straight-line method, without the estimated residual value at the end of the contract period.
               In addition, for the contracts for, which the future lease payments due to lessee's default are expected not to be collected, additional depreciation is recorded to cover the future losses from sales of the leased equipment. For the fiscal year ended March 31, 2002, additional depreciation expenses were recorded in the amount of
          (Y)4,955 million and the accumulated depreciation was (Y)17,436 million as of March 31, 2002.

          Operating lease equipment-
               Operating lease equipment is depreciated mainly on the constant percentage method. However, aircraft are depreciated over their estimated useful lives on the straight-line method.
               In addition, the depreciation of buildings (other than facilities attached to the building) acquired from April 1, 1998 is computed using the straight-line method.
               The major estimated useful life is between 2 and 50 years for buildings and equipment.

     Other tangible assets:
          Other tangible assets are depreciated mainly using the constant percentage method. The depreciation of buildings (other than facilities attaching to the building) acquired from April 1, 1998 and the tangible assets owned by foreign subsidiaries is computed using the straight-line method.
          The major estimated useful life is between 3 and 50 years for buildings and equipment.

Intangible assets:
     Intangible assets are depreciated using the straight-line method.
     In addition, for internal use soft-ware, amortization is computed using the straight-line method based on an estimated useful life of 5 years.

(3)  Accounting for allowance and liabilities for retirement benefits

     (a)  Allowance for doubtful receivables and possible loan losses
               The Company classifies the customers into normal, special mention, substantially bankrupt and bankrupt. General reserve for receivables from normal and special mention customers are computed based on the historical loss ratio. For effectively bankrupt and bankrupt obligors, specific reserve is calculated based on estimated provable losses for every obligor.

     (b)  Liabilities for retirement benefits
               Liabilities for retirement benefits to be paid to employees is accounted for based on the estimated amount of the projected benefit obligation and the plan assets at March 31, 2002.

               Unrecognized prior service cost is amortized within the average remaining service period of 12 to 17 years on a straight-line method.
               Unrecognized actuarial net gain or loss will be amortized from the next fiscal year within the average remaining service period of 5 to 20 years on a straight-line method.

     (c)  Liabilities for directors' retirement benefits
               A required amount of directors' retirement benefits determined in accordance with the internal policy as of the balance sheet date is accounted in liabilities for retirement benefits.

(4) Translation of assets and liabilities denominated in foreign currencies into Japanese yen
     Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rates at the balance sheet date and exchange gain or loss is charged to income. Assets, liabilities, income and expenses of subsidiaries in foreign countries are translated into Japanese yen using the exchange rates at the balance sheet date and its translation adjustments are included in "cumulative translation adjustments" in shareholders' equity.

(5)  Accounting for leases

     Financing leases other than those where the ownership of the leased property is deemed to be transferred to the lessee are accounted for in the same manner as operating leases.

(6)  Method for significant hedge accounting

Method for hedge accounting
     The Company and its subsidiaries adopt principally deferral hedging accounting treatment.

     Certain derivative transactions are generally used to control the risks of change in the cash flows occurred from financial liabilities, which is due to the mismatch of interest structure between leases revenue based on long-term fixed rates and funding costs based on short-term variable interest rates. Deferral hedging accounting treatment for "portfolio hedge for liabilities" is applied for these derivative transactions, which is provided by "Transitional treatment in accounting and auditing regarding to applying accounting standard of financial instrument for lease industry" (The Japanese Institute of Certified Public Accountants - Audit committee report Statement 19, November 14, 2000).

 The transaction thereof is as follows:
                                                        Millions of yen
                                      -----------------------------------------
                                       Contract
            Type                        amounts    Fair value    Unrealized loss
            ----                        -------    ----------    ---------------
Interest rate swap agreements
   receive-variable, pay-fixed          76,000        (6,299)         (6,299)
-------------------------------------------------------------------------------

Hedge instruments and hedged items:
     Hedge instruments-
          Borrowings denominated in foreign currencies, currency rate swaps, interest rate swaps and caps
     Hedged items-
          Equity investments in foreign subsidiaries and foreign affiliated companies, borrowings, corporate bonds

Hedging policies
          The hedging policies are based on the internal regulation of risk management in markets and the risk of changes in interest rates are properly controlled through assets and liabilities management. The risks of change in foreign currency exchange rates are controlled not through hedging but through management of currency position of assets and liabilities.

Method of assessing hedge effectiveness
          Effectiveness of each derivative transaction and groups of derivative transaction based on the hedge categories is assessed regularly by comparing to cumulative changes in cash flows and changes in market prices for both hedging instruments and hedged items

(7)  Accounting for consumption tax
     Consumption tax is excluded from the stated amount of revenues and expenses. In addition, consumption tax payables are included in "Others" of current liabilities in the consolidated balance sheet as of March 31, 2002.

6.   Cash and cash equivalents in the consolidated statement of cash flows
     Cash and cash equivalents in the consolidated statement of cash flows include cash on hand, deposits which can be drawn on demand and short-term highly liquid investments with original maturities of three months or less with insignificant risk of changes in the value of principal.

7.   Others
Securities held for operation
     Certain securities with fixed income are included in "Securities" in current assets and "Investment in securities" in fixed assets in the amount of
(Y)100,151 million and (Y)624,898 million, respectively in the consolidated balance sheet. The gains and losses related to the securities are included in "Revenues" and "Expenses" in the consolidated statement of income.


Notes to Consolidated Balance Sheet as of March 31, 2002

1. Promissory notes for future payments under lease and installment sales contracts deposited from the customers of (Y)111,541 million were held by the Company and its subsidiaries.

     2.   Accumulated depreciation of tangible fixed assets is as follows:

                                                            Millions of yen
-------------------------------------------------------------------------------
Accumulated depreciation of leasing equipment                    2,186,784
Accumulated depreciation of other tangible fixed assets             34,579
-------------------------------------------------------------------------------

3.
(1) Installment loans and other types of assets of (Y)356,797 million were pledged for short-term debt, current maturities of long-term debt and long-term debt. In addition, the lease receivables related to leasing equipment of (Y)39,352 million were pledged as collateral.

(2) Securities and other assets of (Y)22,999 million were pledged for guarantees on certain business transactions.

4.   Contingent Liabilities
     The Company and its subsidiaries were contingently liable as guarantor for borrowing by customer, principally on consumer loans, and by employees as follows:

-------------------------------------------------------------------------------
                                                          Millions of yen
-------------------------------------------------------------------------------
Employees (principally for mortgage loan)                          1,387
Others (15,447 contracts)                                         41,388
                                                         -------------------
Total                                                             42,775
                                                         ===================
-------------------------------------------------------------------------------


5. Financial institutions were closed at March 31, 2002, therefore, the following receivables and payables due on March 31, 2002 were not processed. They are included in the consolidated balance sheet at March 31, 2002 as follows:
-------------------------------------------------------------------------------
                                                                Millions of yen
-------------------------------------------------------------------------------
Accounts receivable for installment sales                                 2,353
Installment loans                                                         9,854
Notes receivable (included in "Others" of current assets)                   564
Accounts receivable for rents (included in "Others" of current assets)   22,328
Notes payable (included in " Trade notes and accounts payable")           1,633
-------------------------------------------------------------------------------

6. The total unused commitment amount related to loan operations, such as card loans, was (Y)123,747 million. Some contracts require credit reviews of borrowers upon the subsequent use of the commitment. Therefore it is not certain that all of the unused commitment amount will be lent to the borrowers.

7. As part of margin transaction on brokerage business, a subsidiary received customers' securities with a fair value of (Y)17,785 million as of March 31, 2002, that may be sold or repledged by the subsidiary. As of March 31, 2002, of which (Y)12,492 million at market value of the securities were repledged as collateral.

Note to Consolidated Statement of Income for the Fiscal Year Ended March 31,
2002

1. Selling, general and administrative expenses for the fiscal year ended March 31, 2002 are as follows:

-------------------------------------------------------------------------------
                                                                 Millions of yen
-------------------------------------------------------------------------------
Selling expenses                                                         26,462
Administrative expenses                                                  46,830
Personnel expenses                                                       85,623
Provision for doubtful receivables and possible loan losses              58,178
Depreciation of other tangible fixed assets                               7,784
                                                                 --------------
Total                                                                   224,879
                                                                 ==============
-------------------------------------------------------------------------------

Note to Consolidated Statement of Cash Flows for the Fiscal Year Ended March 31, 2002

     Cash and cash equivalents recorded in the consolidated statement of cash flows and balance sheet as of March 31, 2002 are reconciled as follows:

-------------------------------------------------------------------------------
                                                                 Millions of yen
-------------------------------------------------------------------------------
Cash and bank deposits in the consolidated balance sheet               339,911
Time deposits with original maturities of more than three months        (1,050)
Restricted cash and cash equivalents (*)                               (20,189)
Short-term highly liquid investment in securities                       36,076
                                                                      ---------
Cash and cash equivalents in the consolidated statement of cash flows  354,748
                                                                      =========
-------------------------------------------------------------------------------
(*) Representing cash in the customer asset reserve trust accounts in securities business.

Lease Transactions

Finance Leases Other Than Those Where the Ownership of the Leased Property is Deemed to be Transferred to the Lessee:

1.   Lessee side
(1) Estimated acquisition cost, estimated accumulated depreciation, and estimated ending balance of leased assets are as follows:

-------------------------------------------------------------------------------
                   Equipment                                   Millions of yen
-------------------------------------------------------------------------------
Estimated acquisition cost                                              502
Less: estimated accumulated depreciation                                286
                                                            -------------------
Estimated ending balance                                                216
                                                            ===================
-------------------------------------------------------------------------------
     Estimated acquisition cost is calculated with interest payables included since the aggregate future minimum lease payment is not significant to tangible assets as of March 31, 2002.

(2)  Estimated obligations under financing leases are as follows:
-------------------------------------------------------------------------------
                         Millions of yen
-------------------------------------------------------------------------------
     Due within one year          Due after one year         Total
---------------------------- -------------------------- -------------------
           2,288                        4,416                 6,704
---------------------------- -------------------------- -------------------
     Estimated obligations under finance leases are calculated with interest payables included since the aggregate future minimum lease payment is not significant to tangible assets as of March 31, 2002.

(3)  Lease payments and estimated depreciation expense are as follows:
-------------------------------------------------------------------------------
                                                          Millions of yen
-------------------------------------------------------------------------------
Lease payments                                                   72
Estimated depreciation expense                                   72
-------------------------------------------------------------------------------

(4)  Calculation of estimated depreciation expenses
     The estimated depreciation expenses are computed by the straight-line method with the lease term as useful life and residual value of zero.

2.         Lessor side

(1) Acquisition cost, accumulated depreciation, and book values of leased assets as of March 31, 2002 are as follows:

---------------------------------------------------------------------------------------------------------
                                                          Millions of yen
                           ------------------------------------------------------------------------------
                             Information-       Industrial and       Automobile and           Total
                             related and         construction
                           office equipment        equipment             other
                           -----------------    ----------------    -----------------    ----------------
Acquisition cost               1,379,192              425,345           1,283,859           3,088,397
Less: accumulated
  depreciation                   895,524              340,784             749,416           1,985,725
                           -----------------    ----------------    -----------------    ----------------
Book values                      483,667               84,560             534,443           1,102,672
                           =================    ================    =================    ================
---------------------------------------------------------------------------------------------------------

(2)  Future minimum lease receivables are as follows:
-------------------------------------------------------------------------------
                         Millions of yen
-------------------------------------------------------------------------------
     Due within one year          Due after one year         Total
---------------------------- -------------------------- -------------------
        455,822                      802,245               1,258,067
-------------------------------------------------------------------------------
     The amount included the estimated receivables of (Y)5,964 million (receivables due within one year were (Y)2,007 million) which have been subleased and represent the obligations to the sublessor.

(3) Collection of lease receivables, depreciation expense and estimated interest income are as follows:

-------------------------------------------------------------------------------
                                                                Millions of yen
-------------------------------------------------------------------------------
Collection of lease receivables                                      590,614
Depreciation expense                                                 449,832
Estimated interest income                                             79,412
-------------------------------------------------------------------------------

(4)  Calculation of the estimated interest income
     The estimated interest income is allocated using the interest method to each period.

Operating leases:

1.   Lessee side

     Obligations under operating leases are as follows:

--------------------------------------------------------------------------
                         Millions of yen
--------------------------------------------------------------------------
      Due within one year         Due after one year         Total
---------------------------- ------------------------- -------------------
          1,192                       4,450                   5,642
--------------------------------------------------------------------------

2.   Lessor side

     Receivables under operating leases are as follows:
--------------------------------------------------------------------------
                         Millions of yen
--------------------------------------------------------------------------
    Due within one year          Due after one year         Total
---------------------------- -------------------------- ------------------
         47,907                       85,408                 133,315
--------------------------------------------------------------------------

Securities

1.   Marketable securities held to maturity
-------------------------------------------------------------------------------
                                                   Millions of yen
                                      ------------ ------------- --------------
                                       Carrying
                                        amount      Fair value    Differences
-------------------------------------------------- ------------- --------------
Government bonds and municipal bonds         182           204             22
Corporate debt securities                 15,825        17,513          1,687
Others                                         -             -              -
                                      ------------ ------------- --------------
Total                                     16,008        17,718          1,709
                                      ============ ============= ==============
-------------------------------------------------------------------------------

2.   Other marketable securities

-------------------------------------------------------------------------------
                                                        Millions of yen
                                        ----------------------------------------
                                         Carrying     Fair value    Differences
                                          amount
--------------------------------------- ------------- ------------- ------------
Equity securities                            25,660        52,907        27,246
Bonds:
   Government bonds and municipal bonds      49,402        49,617           214
   Corporate debt securities                506,795       503,387        (3,407)
   Others                                   110,138       111,089           950
Other securities                                505           459           (46)
                                        ------------- ------------- ------------
Total                                       692,502       717,461        24,958
                                        ============= ============= ============
-------------------------------------------------------------------------------

3.   Non-marketable securities
     Other securities:
  -----------------------------------------------------------------------------
                                                                 Millions of yen
  -----------------------------------------------------------------------------
  Unlisted stocks (excluding over-the-counter stocks)                  72,281
  Unlisted foreign securities                                           5,186
  Beneficiary certificates of bond investment trusts (MMF)             36,076
  Preferred subscription certificates                                  24,534
  Beneficiary certificates of loan trust                                1,000
  ------------------------------------------------------------------------------

Derivative Transactions

Status of contract amounts, fair value and unrealized gain or loss

(1) Currency related

----------------------------------------------------------------------------------------------------------
                                                               Millions of yen
                                     ---------------------------------------------------------------------
                                               Contract amounts
                                     --------------------------------                         Unrealized
                                                                                               gain or
             Types                       Total           Over 1 year       Fair value           (loss)
---------------------------------    --------------    --------------    --------------    ---------------
Marketable transactions
  Futures
    Written
      U.S. Dollar                           1,625                 -             1,614                11
    Held
      U.S. Dollar                           2,630                 -             2,650                20

Other than marketable transactions
   Foreign exchange forward contracts
     Written
      U.S. Dollar                          74,993                43            76,261            (1,268)
      Others                                3,527                 -             4,189              (662)
    Held
      U.S. Dollar                          16,608               187            16,693                85
      Others                                2,295                 -             2,232               (63)
  Swap agreements
      Receive-Yen,
          pay-USD                         314,203           117,500           (26,562)          (26,562)
      Receive-USD,
            pay-Yen                         4,121             2,733               378               378
      Others                               67,434            37,073            (4,344)           (4,344)
                                     --------------    --------------    --------------    --------------
          Total                                 -                 -                 -           (32,406)
                                     ==============    ==============    ==============    ==============

----------------------------------------------------------------------------------------------------------

  (2) Interest rate related
----------------------------------------------------------------------------------------------------------
                                                               Millions of yen
                                     ---------------------------------------------------------------------
                                               Contract amounts
                                     --------------------------------                         Unrealized
                                                                                               gain or
             Types                       Total           Over 1 year       Fair value           (loss)
---------------------------------    --------------    --------------    --------------    --------------
Marketable transactions
  Futures
    Written                                75,710                 -            75,683                26
    Held                                   44,150                 -            44,137               (12)

Other than marketable transactions
  Swap agreements
      Receive-fixed, pay-variable          77,299            60,990             4,542             4,542
      Receive-variable, pay-fixed         402,415           354,780           (13,925)          (13,925)
      Receive-variable,
         pay-variable                       4,415             2,815                65                65
  Caps
    Written                                 3,600             3,600                 4                (4)
    Held                                   39,751            21,747                10                10
  Collars
    Held                                    1,586             1,586               (34)              (34)
                                     --------------    --------------    --------------    --------------
          Total                                 -                 -                 -            (9,332)
                                     ==============    ==============    ==============    ==============
---------------------------------------------------------------------------------------------------------


  (3) Bond related
----------------------------------------------------------------------------------------------------------

                                                               Millions of yen
                                     --------------------------------------------------------------------
                                               Contract amounts
                                     --------------------------------                         Unrealized
                                                                                               gain or
             Types                       Total           Over 1 year       Fair value           (loss)
---------------------------------    --------------    --------------    --------------    --------------
Marketable transactions
  Futures
    Written                                98,248                 -            95,863             2,384
    Held                                    3,066                 -             3,068                 1
                                     --------------    --------------    --------------    --------------
            Total                               -                 -                 -             2,386
                                     ==============    ==============    ==============    ==============
----------------------------------------------------------------------------------------------------------

     Notes:

1.   Calculation method of fair values
     For derivative transactions through the market, the fair values are calculated based on closing prices in the market thereof. For other than the above derivative transactions, the fair values are calculated based on the present values of future cash flows using proper market interest rates.

2.   Supplementary explanations for hedge effectiveness
     Derivative transactions are used mainly to hedge risk of changes in interest rates inherent to operating and funding activities and foreign currency exchange rates related to assets and liabilities denominated in foreign currencies. Therefore, derivative transactions thereof are made in order to hedge risks of change in market quotations of interest rate or foreign currency exchange rate related to assets and liabilities hedged or risk of change in cash flow. The hedge effectiveness is assessed regularly.

3. In addition to the derivative transaction listed above, the Company and its subsidiaries entered into the derivative transactions, of which underlying is stocks or commodities. Those derivatives are immaterial as to unrealized gains or losses and the contract amounts.

Segment Information


1.   Information about products and services
--------------------------------------------------------------------------------------------------------------
                                                Millions of yen
              ---------------------------------------------------------------------------------- -------------
                     Lease/                                                                           Consol-
                  installment                   Life                               Eliminations       idated
                     sales          Loan     insurance      Other     Subtotal    and corporate      amounts
                     -----          ----     ---------      -----     --------    -------------     ----------
Net revenue
  Customers          952,400       153,138    165,977      174,409   1,445,925          -           1,445,925
  Intersegment             -             -          -       21,779      21,779       (21,779)           -
                   -------------------------------------------------------------------------------------------
Total                952,400       153,138    165,977      196,188   1,467,704       (21,779)       1,445,925
Operating expenses   901,966       144,966    160,169      177,715   1,384,818       (14,978)       1,369,840
                   -------------------------------------------------------------------------------------------
Operating
    income (loss)     50,433         8,171      5,807       18,472      82,885        (6,800)          76,084
                   ===========================================================================================
--------------------------------------------------------------------------------------------------------------
Notes:

1.   The above classification was determined based on the type of business.
2. Unallocated operating expenses in eliminations and corporate was (Y)6,800 million, which mainly consisted of administration expenses of the head office.



2.   Information about geographic areas
---------------------------------------------------------------------------------------------------------
                                                      Millions of yen
                   --------------------------------------------------------------------------------------
                                            Asia and                            Eliminations  Consolidated
                      Japan     America      Oceania      Europe     Sub total  and corporate    amounts
                      -----     -------      -------      ------     ---------  -------------    --------
Net revenue
  Customers           1,272,636     79,543     77,345       16,399   1,445,925          -    1,445,925
  Intersegment                -          -          -            -           -        (-)            -
                   --------------------------------------------------------------------------------------
Total                 1,272,636     79,543     77,345       16,399   1,445,925        (-)    1,445,925
Operating expenses    1,203,065     81,995     69,238       15,541   1,369,840        (-)    1,369,840
                   --------------------------------------------------------------------------------------
Operating                69,571     (2,452)     8,107          858      76,084        (-)       76,084
    income (loss)
                   ======================================================================================
---------------------------------------------------------------------------------------------------------
Notes:

     1.   The classification of a country or an area is based on the degree of geographical proximity.
     2.   The main countries or areas other than Japan are as follows:
              (1) America                       the United States of America
              (2) Asia and Oceania              Hong Kong, Indonesia, Singapore, Australia
              (3) Europe                        the United Kingdom, Ireland

3.   Information about overseas revenue
-------------------------------------------------------------------------------
                                                        Millions of yen
                                  ---------------------------------------------
                                               Asian and
                                    America     Oceania      Europe      Total
                                    -------     -------      ------      -----
Overseas revenue                      84,866     79,137      17,294    181,298
Consolidated revenue                                                 1,445,925
                                   --------------------------------------------
The rate of the overseas revenues
to consolidated revenue                  5.9%       5.4%        1.2%      12.5%
                                   ============================================
-------------------------------------------------------------------------------
Notes:
     1. The classification of a country or an area is based on the degree of geographical proximity.
     2.   The main countries or areas other than Japan are as follows:
            (1) America              the United States of America
            (2) Asia and Oceania     Hong Kong, Indonesia, Singapore, Australia
            (3) Europe               the United Kingdom, Ireland

     3. Overseas revenues are revenues of the Company and its subsidiaries in the countries and areas other than Japan.

Per Share Information

-----------------------------------------------------------------------
                                                                 Yen
-----------------------------------------------------------------------
Book Value Per Share                                         3,768.30
Basic Earnings Per Share                                       517.19
Diluted Earnings Per Share                                     497.19
-----------------------------------------------------------------------


Financial Highlights (Japanese GAAP)
----------------------------------------------------------------------------------------------------------
                                                                    Millions of yen
                                              ------------------------------------------------------------
                                                  The six       The six        The fiscal    The fiscal
                                               months ended   months ended     year ended    year ended
                                              September 2000 September 2001  March 31, 2001 March 31, 2002
----------------------------------------------------------------------------------------------------------
Total Revenues                                     677,809      685,576       1,381,137      1,445,925
Income before Income Taxes                          17,740       33,102          32,288         75,491
Net Income                                           9,032       18,732          19,734         42,574
Shareholders' Equity                               228,297      262,076         255,818        315,205
Total Assets                                     5,616,580    6,180,327       5,812,636      6,593,681

Book Value Per Share (yen)                        2,794.61     3,205.91        3,130.95       3,768.30
Basic Earnings Per Share (yen)                      110.41       229.22          241.37         517.19
Diluted Earnings Per Share (yen)                    106.37       220.24          232.47         497.19
Shareholders' Equity Ratio (%)                        4.06         4.24            4.40           4.78
Cash Flows from Operating Activities               (32,702)      27,573          51,074         91,290
Cash Flows from Investing Activities               (17,826)      16,209         (20,338)      (102,390)
Cash Flows from Financing Activities               (69,716)       2,651        (146,966)       208,779
Cash and Cash Equivalents
   at End of Period                                145,526      201,244         155,411        354,748
Number of Employees                                  9,819       11,359           9,529         11,271
----------------------------------------------------------------------------------------------------------
     Notes:

     (1)  Consumption tax is excluded from the stated amount of total revenues.
     (2) The Company completed 1.2-for-1.0 stock splits on May 19, 2000. All share and per share information reflected these stock splits.